SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 2006 Full Year Results






Embargo: 7.00am Thursday 15 March 2007


PRUDENTIAL PLC 2006 FULL YEAR RESULTS


New business profit up 20%, exceeding GBP1 billion for the first time; margin increased

-  New business APE of GBP2,470 million, up 16%; PVNBP of GBP18.9 billion, up
   12%

-  Total EEV operating profit of GBP1,976 million, up 15%

- New business profit of GBP1,039 million, up 20%, with Group margin of 42% (2005: 41%)

- Total IFRS statutory operating profit of GBP893 million, down 7%, includes GBP145m non-continuing Egg losses

-  EEV shareholders' funds up 15% to GBP11.9 billion*


UK business focused on growing highly profitable core and enhancing future value

- Strong UK new business performance: margin 30%, IRR 15% and strong growth in IFRS and EEV profit

- Creation of focused Retail Retirement business comprising Individual Annuities, Equity Release and a new approach to Retirement Savings

-  Cost reduction target increased from GBP115 million** to GBP195 million

- Nomination of Policyholder Advocate for potential reattribution of inherited estate


Cash and dividend

-  Overall Group operating cash flow to be positive in 2008

- New dividend policy reflects the commitment to deliver a growing dividend

-  2006 dividend increased by 5% to 17.14 pence per share


All figures compared to 2005 at constant exchange rates unless stated; *at reported exchange rates

** Previously announced UK cost savings target of GBP150 million by 2009 included GBP35 million in relation to Egg, which was acquired by Citi in January 2007.


Commenting, Mark Tucker, Group Chief Executive said:

"These results demonstrate excellent continued progress in the delivery of the Group's growth and value agenda.

"Our new dividend policy reflects our confidence in the future and our commitment to providing shareholders with a cash return on the investments we make on their behalf.

"In Asia, the US and UK we have an enviable portfolio of businesses that will continue to deliver growth in profits and create value for our shareholders in the coming years.

"Our UK strategy, following the sale of Egg, builds on a strong performance in 2006 and our industry-leading position in the retail retirement annuity sector, eliminates uneconomic products and sets the scene for an enhanced contribution to future earnings."


Group Chief Executive's review

The Group's strategy is centred on optimising our competitive advantages in life assurance, becoming a leading provider of financial services for the retirement market, and on the further development of our asset management businesses. In implementing this strategy our clear aim is to secure superior growth in value for our shareholders.

In 2006 we continued to focus on developing our position in our chosen markets of Asia, the US and the UK; markets that we believe offer the greatest opportunity for sustained profitable growth.

Total Group operating profit before tax was GBP1,976 million on a European Embedded Value (EEV) basis, an increase of 15 per cent, and the Group's return on embedded value was 13.5 per cent (2005: 15.5 per cent). Statutory IFRS operating profit before tax was GBP893 million (2005: GBP957 million).

Across the Group's insurance operations new business increased by 16 per cent to GBP2,470 million, on an APE basis. Profits on new business exceeded GBP1 billion for the first time, 20 per cent up on 2005. Average margins across the Group remained strong and were 42 per cent (41 per cent in 2005) and returns on new business have also improved. Operating profit from the insurance businesses was GBP2,209 million, on an EEV basis, increasing by 28 per cent on 2005, and IFRS operating profit increased by 15% to GBP1,087 million.

In asset management we delivered record net flows at M&G and in our rapidly growing retail businesses in Asia. Net inflows of GBP8.6 billion were 66% ahead of 2005 and external funds under management increased to GBP57 billion (2005:
GBP46 billion). Operating profit from these businesses was GBP254 million, up 46 per cent on 2005.

Difficult trading conditions in the UK personal loans market led to losses at Egg, the Group's UK banking business, of GBP145 million (2005: profit GBP44 million). In January 2007 we received an offer for Egg from Citi and the business was sold for GBP575 million in cash, subject to completion adjustments. We expect this transaction to complete by the end of April 2007.

The Group's cash flow developed strongly in 2006 and its capital position remains robust. Taking into account our plans for sustained high levels of growth and a normalised level of scrip dividend uptake we expect our operating cash flow to be positive in 2008. In light of this the Board has reviewed its longer term dividend policy.

The Board recommends a final dividend of 11.72 pence per share, bringing the full-year dividend to 17.14 pence per share, an increase of 5 per cent over the full year 2005 dividend of 16.32 pence.

The full year dividend is covered 1.52 times by post-tax IFRS operating profit from continuing operations.

The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium-term a dividend cover of around two-times is appropriate.


Insurance operations

The Group's position in Asia continues to develop rapidly with the region accounting for almost 50 per cent of the Group's 2006 new business profits. One of the key priorities in the region in 2006 was to continue to build our distribution capability. Agency remains the major channel in the region and during the year we added 115,000 agents, to total 285,000 agents by the end of the year. Building the agency force in a disciplined way in developing markets such as India, China and Indonesia is critical to success, whereas in some of the more developed markets in the region such as Hong Kong and Singapore where agency numbers are more stable, the main focus is on increasing productivity. Non-agency distribution is also developing strongly and accounted for 30 per cent of new business in 2006 (26 per cent in 2005) as we established a number of new and important relationships during the year. As well as experiencing rapid growth Asia became cash positive in 2006, in line with our previous forecast, with a net remittance of GBP28 million to the Group.

In 2007 and beyond, Asia offers significant potential for profitable growth and we are on track to deliver on our target to at least double 2005 new business profits by 2009. We are in all the region's major markets and see further opportunity to build distribution, improve productivity and efficiency and increase sales of our market leading unit-linked products. We also see scope to increase sales to our 7 million existing customers; to use our regional and Group expertise to play a key role as the retirement market develops in a number of Asian countries; to extend our direct distribution capabilities and to increase selectively our presence in the Accident and Health product sector across a number of markets in the region.

Our strategy in the US is to focus on the opportunities that exist in the growing retirement market as the US baby boomers retire, with a particular emphasis on variable annuities. We have market leading product flexibility and high levels of product innovation, a focus on advice-based distribution and on maintaining high service levels at low cost. As a result our retail sales in 2006 grew at more than double the rate of the market overall. Variable annuity sales increased by 48 per cent over 2005, and we have achieved compound growth of 45 per cent over a five year period.

In 2007 our aim is to capitalise on the market position that the Jackson team have built, growing distribution and further developing the product range to address both existing and new market areas. For example, in January 2007 we launched a new simplified retirement annuity aimed at mutual fund representatives extending our distribution reach. We remain confident that we can continue to outperform the market and gain profitable market share.

In the UK, retail insurance new business increased by 14 per cent in 2006 and overall new business sales were up 1 per cent. We continued to focus on writing for value across the UK business with average margins increasing to 30 per cent (27 per cent in 2005). Returns on new business improved to 15 per cent and remain high compared with the rest of the UK market.

Notwithstanding this strong performance, we have continued to assess the positioning of our UK insurance operations, examining a broad range of potential options with a clear goal of maximising value for our shareholders. We are confident that there are profitable opportunities for the Group in the retirement income and savings market.

We have significant competitive advantages in the retirement income market, in particular our flow of internal vestings from our back book of personal pensions, and this market remains very attractive. We therefore see retail annuities and equity release and the nurturing of our existing policyholders as key parts of our strategy. In the wholesale annuity market we also have distinct competitive advantages but we will only write business that meets our required returns.

Much of our Wealth and Health business is low margin and our strategy will be to improve returns through a much narrower business, exiting segments that are unprofitable and concentrating our effort only where we have a material and sustainable competitive advantage and where we can achieve returns significantly in excess of the cost of capital. We have withdrawn from provision of front-end commission individual pensions and will also exit front-end commission unit-linked bonds, segments of the market where we do not see that adequate returns can be made.

We believe there is an opportunity in the retirement savings market for us to capitalise on our proven low risk multi-asset investment capabilities. We will bring a new range of products to the market based on these capabilities and with improved returns through a focus on trail, rather than front-end commission. We will concentrate our advice-based distribution activity on the significant number of investors approaching retirement who have substantial assets outside personal or corporate pension plans, or have investments in poorly performing funds, and require inflation protection.

We also see opportunity to develop further our already strong position in the corporate pensions market and we will improve returns by focusing on schemes with higher case sizes and holding costs as volumes grow.

We will participate in the health market through our existing joint venture with Discovery, which will be expanded to include our new Flexible Protection product. A combination of the strength of the Prudential brand in the UK, clearly differentiated products and the operational capabilities of Discovery provide an excellent base to deliver profitable growth in these markets. The joint venture will be led by Discovery.

Actions are in place to realise 65% of the previously announced cost savings target of GBP115 million* for the UK insurance business. We have increased our annualised target cost savings to GBP195 million by 2010 and our current estimate is that these savings will lead to a GBP60 million positive impact on embedded value. Total restructuring costs are estimated to be up to GBP165 million*.

We have initiated discussions with the regulator on the possible reattribution of the inherited estate of the Group's main with-profits fund in the UK, Prudential Assurance Company. An Independent Policyholder Advocate has been nominated to represent policyholders should a decision be taken to proceed. We will only proceed if there are clear benefits to both policyholders and shareholders. If a decision is taken to proceed a formal appointment of the Policyholder Advocate could be expected to take place later this year.

With a focused strategy in the UK based on our competitive advantages we see opportunities for growth in the retail market at high margins and returns relative to the overall market. In the wholesale annuity market we will write business that meets our required returns and by definition the flows will be lumpy year on year. We are maintaining our 14% IRR target for new business and we expect the UK's shareholder-backed business to become a net capital generator for the Group by 2010.


Asset Management

Maintaining superior investment performance is the key factor in the continuing growth and success of the Group's asset management businesses. In 2006, the performance of M&G in the UK and Europe and our asset management businesses in Asia has again been very strong adding value to our insurance businesses worldwide, supporting record net inflows and continuing the growth of the Group's external funds under management.

In 2007, we will continue to build on the strong growth over recent years in both M&G and in Asia. In addition, Jackson will enter the US retail mutual fund market for the first time, a significant market that continues to gain momentum, especially among the baby boomers.


Group

As a Group we are continuing to increase the level of co-operation and the exchange of ideas across our businesses.

The Group's asset management businesses are using their global presence, exchanging information to support their investment decisions and to enable the efficient management of over GBP6 billion of cross border money.

In our insurance businesses, which remain predominantly market specific, collaboration is taking place where there is a commercial benefit. Product development teams are working across the Group to access existing skills and expertise. In distribution, the UK business has utilised the very successful techniques developed by Jackson in the US, to segment the independent financial adviser market, saving time and cost and improving returns.

Work is ongoing to consolidate our technology infrastructure in particular across the UK and the US. A single Customer Service Desktop is now under development and will be launched in 2007.

Central to the management of the Group is capital efficiency and capital allocation. During 2006, we have made significant progress in the assessment of, and management of, risk on a group-wide basis. This understanding provides a solid foundation as we continue to embed decision making on a risk-adjusted basis.


Summary

The Group goes into 2007 with strong momentum. I continue to see tremendous scope for the Group to build sustainable profitable growth and secure superior growth in value for our shareholders.

(* Previously announced UK cost savings target of GBP150 million by 2009 included GBP35 million in relation to Egg, which was acquired by Citi in January 2007. Previously announced restructuring costs of GBP110 million included GBP25 million related to Egg.)


ENDS



Enquiries:


Media                                         Investors/Analysts
Jon Bunn                 +44 20 7548 3559     James Matthews    +44 20 7548 3561
William Baldwin-Charles  +44 20 7548 3719     Valerie Pariente  +44 20 7548 3511



Notes to Editors:

1. The results in this announcement are prepared on two bases: International Financial Reporting Standards ('IFRS') and on the European Embedded Value ('EEV') basis. The IFRS basis results form the basis of the Group's financial statements. The supplementary EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Where appropriate the EEV basis results include the effects of IFRS.

Period on period percentage increases are stated on a constant exchange rate basis.


2. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.


3. Present value of new business premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.


4. There will be a conference call today for wire services at 7.30am (GMT) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Dial in telephone number: 0800 358 2705. Passcode: 155439#.


5. A presentation to analysts will take place at 9.30am (GMT) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation and the presentation slides will be available on the Group's website, www.prudential.co.uk

6. There will be a conference call for investors and analysts at 2.30pm (GMT) hosted by Mark Tucker, Group Chief Executive and Philip Broadley, Group Finance Director. Please call from the UK 0208 609 0793 and from the US +1 866 793 4279.
Passcode: 487687#. A recording of this call will be available for replay for one week by dialling: 0208 609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 160470.


7. An interview with Mark Tucker, Group Chief Executive, (in video/audio/ text) will be available on www.cantos.com and www.prudential.co.uk from 7.00am today.


8. High resolution photographs are available to the media free of charge at www.newscast.co.uk on +44 (0) 207 608 1000 or by calling Claire Glover on 020 7548 2007.


9. Total number of Prudential plc shares in issue as at 31 December 2006 was 2,444,312,425.


10.   Financial Calendar 2007:


Ex-dividend date                                                           11 April 2007
Record date                                                                13 April 2007
First Quarter New Business Figures                                         19 April 2007
Annual General Meeting                                                     17 May 2007
Payment of 2006 final dividend                                             22 May 2007
2007 Interim Results / Second quarter New Business Figures                 1 August 2007
Ex-dividend date                                                           15 August 2007
Record Date                                                                17 August 2007
Payment of interim dividend                                                24 September 2007


11. In addition to the financial  statements  provided with this press  release,
additional   financial  schedules  are  available  on  the  Group's  website  at
www.prudential.co.uk


12. About Prudential

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP250.7 billion in assets under management as at 31 December 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements


This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond
Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


REVIEW OF OPERATING AND FINANCIAL RESULTS


GROUP OVERVIEW

Results highlights

                                                                         CER                   RER (4)
                                                             2006       2005        Change        2005      Change
                                                             GBPm       GBPm             %        GBPm           %

Annual premium equivalent (APE) sales (1)                   2,470      2,134           16%       2,138         16%
Present value of new business premiums (PVNBP) (1)         18,947     16,860           12%      16,892         12%
Net investment flows                                        8,633      5,183           67%       5,189         66%
External funds under management                            57,199     45,378           26%      46,329         23%
New business profit (NBP) (1)                               1,039        869           20%         867         20%
NBP Margin (% APE) (1)                                        42%        41%                       41%
NBP Margin (% PVNBP) (1)                                     5.5%       5.2%                      5.1%
EEV basis operating profit from long-term business          2,209      1,722           28%       1,723         28%
from continuing operations (2) (3)
Total EEV basis operating profit from continuing            1,976      1,711           15%       1,712         15%
operations (3)
Total IFRS operating profit from continuing operations        893        958          (7%)         957        (7%)
(3)
EEV basis shareholders' funds (GBPbn)                      11,883      9,991           19%      10,301         15%
IFRS shareholders' funds (GBPbn)                            5,488      4,986           10%       5,194          6%
Holding company cash flow                                   (104)      (298)           65%       (298)         65%



(1) The details shown include the effect of the bulk annuity transfer from the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Limited, a shareholder owned subsidiary of the Group.

SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a court approved scheme of arrangement in September 1997, whose results are solely for the benefit of SAIF policyholders.

(2) Long-term business profits after deducting Asia development expenses and before restructuring costs.

(3) Based on longer term investment returns from continuing operations. Operating profit is stated excluding the effect of short-term fluctuations in investment returns against the long-term assumptions, the effect of changes in economic assumptions, actuarial gains and losses on defined benefit pension schemes, the mark to market value movements on borrowings and goodwill impairment charges.

(4) Reported exchange rate (RER).


In the Operating and Financial Review (OFR), year-on-year comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

The Group has delivered a strong set of results for 2006 as illustrated in the table above.

The Group delivered record total APE sales of GBP 2,470 million (2005: GBP2,134 million) and for the first time generated NBP in excess of GBP1 billion.

This, together with the significant increase in contributions from the in-force business, drove a record EEV basis operating profit from the long-term business to GBP2.2 billion.

The following year-on-year comparisons are presented on a RER basis.

The EEV basis result before tax and minority interests was a profit of GBP3,072 million up 37 per cent on 2005.

Within this, short-term fluctuations in investment return were GBP745 million (2005: GBP 1,068 million), mainly driven by positive variances in the UK (GBP378 million) and Asia (GBP286 million).

Changes in economic assumptions were negative GBP1 million (2005: negative GBP349 million). They include a positive change in the UK (GBP182 million), a negative change in the US (GBP51 million), and a negative change in Asia (GBP132 million).

EEV basis shareholders' funds were GBP11.9 billion (2005: GBP10.3 million), an increase of GBP1.6 billion over last year, driven by a strong operating performance from all insurance and asset management business units.

Earnings per share, based on EEV operating profit after tax and related minority interests, were 57.6 pence, compared with 56.6 pence in 2005.

On an IFRS basis,  operating  profits  (before tax) were GBP893  million  (2005:
GBP957 million), down 7 per cent on last year principally due to the GBP145 million loss incurred by Egg.

The Group delivered strong growth of 66 per cent in total net investment flows from its asset management businesses of GBP8.6 billion (2005: GBP5.2 billion). This performance contributed to the growth in total external investment funds under management that grew from GBP46.3 billion in 2005 to GBP57.2 billion in 2006.

Earnings per share, based on total IFRS operating profit after tax and minority interests, were 26.4 pence compared with 32.2 pence in 2005.

Holding company cash flow improved significantly from a cash outflow of GBP298 million in 2005 to a cash outflow of GBP104 million in 2006, reflecting higher capital remittances, and lower capital invested in the UK reflecting the benefit from a change in the Financial Services Authority (FSA) reserving regulations.

The  capital   position  of  Prudential   plc,   measured  under  the  Financial
Conglomerate Directive (FCD) basis, will be submitted to the FSA by 30 April 2007 but is currently estimated to be in the region of GBP1.0 billion.

The total capital invested by the Group to support new business sales, in terms of both initial strain and required capital, was GBP554 million in 2006. This represents GBP22.4 million per GBP100 million sales in terms of APE and GBP2.9 million per GBP100 million in terms of PVNBP sales.

On 29 January 2007 Prudential announced that it had entered into a binding agreement to sell Egg to Citi for a consideration of GBP575 million, subject to adjustment to reflect any change in net asset value between 31 December 2006 and completion.


Impact of currency movements

Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In 2006, 74 per cent of NBP and 67 per cent of IFRS operating profit was delivered from overseas operations.

In preparing the Group's consolidated accounts, results of overseas operations are converted at rates of exchange based on the average of the year, whilst shareholders' funds are converted at year-end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group's results when these are converted into pounds sterling for reporting purposes. In some cases these exchange rate fluctuations can mask underlying business performance. Consequently, the Board has for a number of years reviewed the Group's international performance on a CER basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders' interests in Prudential's non-UK businesses.


Basis of preparation of results

The European Union (EU) requires that all listed European groups prepare their financial statements in accordance with EU approved IFRS. Since 1 January 2005, Prudential has been reporting its primary results on an IFRS basis and 2006 represents the second year-end of financial statements prepared under IFRS for the Group.

In addition, as a signatory to the European Chief Financial Officers' (CFO) Forum's EEV Principles, Prudential has also been reporting supplementary results on an EEV basis for the Group's long-term business since 2005. These results are combined with the IFRS basis results of the Group's other businesses to provide a supplementary operating profit under EEV. Reference to operating profit relates to profit based on longer-term investment returns that excludes goodwill impairment charges, short-term fluctuations in investment returns, the mark to market movement on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of options and guarantees caused by economic factors.

In broad terms, IFRS profits for long-term business contracts reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional accounting basis for other long-term business. Although the statutory transfers from with-profits funds are closely aligned with cash flow generation, the pattern of IFRS profits over time from shareholder-backed long-term businesses will generally differ from the cash flow pattern. Over the life of a contract, however, aggregate IFRS profits will be the same as aggregate cash flow.

In preparing its IFRS basis results the Group continues to provide supplementary analysis of the profit before shareholder tax so as to distinguish operating results based on longer-term investment returns, actuarial gains and losses on defined benefit pension schemes, and exceptional items.

Life insurance products are, by their nature, long term and the profit on this business is generated over a significant number of years. Accounting under IFRS does not, in Prudential's opinion, properly reflect the inherent value of these future profit streams.

Prudential believes that embedded value reporting provides investors with a better measure of underlying profitability of the Group's long-term businesses and is a valuable supplement to statutory accounts.


Sales and funds under management

Prudential delivered strong sales growth during 2006 with total new insurance sales up 11 per cent to GBP15.1 billion at CER. This resulted in record insurance sales of GBP2.5 billion on the APE basis, an increase of 16 per cent on 2005. At RER, APE was up 16 per cent on 2005. Strong growth came from the US, with APE up on 2005 by 21 per cent, and in Asia with APE up 30 per cent at CER.

Sales under the PVNBP basis in 2006 increased by 12 per cent to GBP19 billion at CER.

Total gross investment sales for 2006 were GBP33.9 billion, up 31 per cent on 2005 at CER. Net investment flows of GBP8.6 billion were up 67 per cent on last year at CER.

Total external funds under management in 2006 increased by 23 per cent from GBP46.3 billion in 2005 to GBP57.2 billion at RER, reflecting net investment flows of GBP8.6 billion, and net market and other movements of GBP2.2 billion.

At 31 December 2006, total insurance and investment funds under management were GBP251 billion, an increase of 7 per cent from 2005 at RER.


EEV basis operating profit from continuing operations

                                                                        CER                      RER
                                                            2006       2005        Change       2005      Change
                                                            GBPm       GBPm             %       GBPm           %

Insurance business:
   UK                                                        686        426           61%        426         61%
   US                                                        708        731          (3%)        741        (4%)
   Asia                                                      829        585           42%        576         44%
Long-term business                                         2,223      1,742           28%      1,743         28%
Development expenses                                        (15)       (20)        (175%)       (20)       (75%)
Fund management business:
   M&G                                                       204        163           25%        163         25%
   US broker-dealer and fund management                       18         24         (25%)         24       (25%)
   Curian                                                    (8)       (10)           20%       (10)         20%
   Asia fund management                                       50         11          355%         12        317%
                                                             264        188           40%        189         40%
Banking:
   Egg (UK)                                                (145)         44        (430%)         44      (430%)

Other income and expenditure                               (298)      (243)         (23%)      (244)       (22%)
Total EEV basis operating profit on continuing
operations                                                 2,029      1,711           19%      1,712         19%
Restructuring costs                                         (53)          0                        0
Total EEV basis operating profit on continuing
operations after restructuring costs                       1,976      1,711           15%      1,712         15%


Total EEV basis operating profit from continuing operations based on longer-term investment returns was GBP1,976 million, up 15 per cent from 2005 at CER. At RER, the result was up 15 per cent. This result reflects profitable growth in the insurance and funds management businesses.

Prudential's insurance businesses achieved significant growth, both in terms of NBP and in-force profit, resulting in a 28 per cent increase in operating profit over 2005 at CER.

In 2006, the Group generated record NBP from insurance business of GBP1,039 million, which was 20 per cent above 2005 at CER, driven by strong sales momentum in US and Asia, achieved without compromising margins. At RER, NBP was up 20 per cent. The average Group NBP margin was 42 per cent (2005: 41 per cent) on an APE basis and 5.5 per cent (2005: 5.2 per cent at CER) on a PVNBP basis. The overall margin has increased mainly driven by profitable sales of individual annuities in the UK and of variable annuities in the US. In-force profit increased 36 per cent on 2005 at CER to GBP1,184 million. At RER, in-force profit was up 35 per cent. In aggregate, net assumption changes were GBP38 million positive, and experience variances and other items were GBP111 million positive.

The in-force profit in 2005 included a GBP148 million charge in respect of a persistency assumption change in the UK, and a credit in the US of GBP140 million reflecting an operating assumption change following price increases introduced on two blocks of in-force term life business.

Asia's development expenses (excluding the regional head office expenses) were GBP15 million, (2005: GBP20 million at CER).

Results from the fund management business were GBP264 million (2005: GBP188 million), up 40 per cent on 2005 at CER.

Egg losses were GBP145 million (2005: profit GBP44 million).

Other income and expenditure totalled a net expense of GBP298 million compared with GBP244 million in 2005 at RER. This result includes GBP36 million of costs for the Asia head office costs (2005: GBP30 million); GBP83 million for the Group head office costs (2005: GBP70 million); net interest expense on central borrowings of negative GBP169 million (2005: GBP133 million); and a charge for share-based payments for Prudential schemes of GBP10 million (2005: GBP11 million).

Total EEV basis operating profit includes GBP53 million in restructuring costs (nil in 2005), primarily related to the costs associated with the UK and Egg cost saving initiatives announced in July 2006.

EV basis profit before tax and minority interests from continuing operations

                                                                                       RER
                                                                           2006       2005
                                                                           GBPm       GBPm
Total EEV basis operating profit on continuing operations
after restructuring costs                                                 1,976      1,712

Short term fluctuations in investment return:                               745      1,068
UK                                                                          378        994
US                                                                           64         67
Asia                                                                        286         41
Other                                                                        17       (34)
Actuarial gains and losses on defined
benefit pension schemes                                                     207       (47)
Effect of change in economic
assumptions:                                                                (1)      (349)
UK                                                                          182       (81)
US                                                                         (51)        (3)
Asia                                                                      (132)      (265)
Effect of change in time value of cost
of options and guarantees:                                                   60         47
UK                                                                           40         31
US                                                                            6         11
Asia                                                                         14          5
Movement in mark to market value
 of core borrowings:                                                         85       (67)

US                                                                            3        (2)
Other                                                                        82       (65)
Goodwill impairment charge                                                    0      (120)

Profit from continuing operations before tax                              3,072      2,244


The following year-on-year comparisons are presented on a RER basis.

The EEV basis result before tax and minority interests was a profit of GBP3,072 million up 37 per cent on 2005.

This reflects in part an increase in operating profit from GBP1,712 million in 2005 to GBP1,976 million in 2006.

The profit before tax also includes GBP745 million in short-term fluctuations in investment returns (2005: GBP1,068 million), negative changes in economic assumptions of GBP1 million (2005: negative GBP349 million) and the effect of change in time value of options and guarantees of positive GBP60 million (2005: positive GBP47 million).

The UK long-term business component of short-term fluctuations in investment returns of GBP378 million (2005: GBP994 million) primarily reflects the difference between the actual investment return for the with-profits life fund of 12.4 per cent (2005: 20 per cent) and the long-term assumed return of 7.5 per cent.

The US long-term business short-term fluctuations in investment returns of GBP64 million primarily include a positive GBP46 million in respect of the difference between actual investment returns and long-term returns included in operating profit in respect of fixed income securities, related swap transactions and equity based investments. It also includes a positive GBP17 million in relation to changed expectations of future profitability on variable annuity business in force due to the actual variable annuity investment account ('separate account') return exceeding the long-term return reported within operating profit, offset by the impact of the associated hedging position.

In Asia, long-term business short-term investment fluctuations were GBP286 million, compared to GBP41 million last year. This reflects strong market performance across the region particularly in Vietnam, Hong Kong, Singapore and Taiwan.

An actuarial gain on the defined benefit pension schemes was recorded in 2006 for GBP207 million (2005: loss GBP47 million). This gain primarily represents the difference between actual and expected investment returns for the schemes and the reduction in liabilities due to an increase in the risk discount rate resulting from increases in corporate bond returns.

Negative economic assumption changes of GBP1 million in 2006 compared with negative economic assumption changes of GBP349 million in 2005. Economic assumption changes in 2006 comprised positive GBP182 million in the UK, negative GBP51 million in the US and negative GBP132 million in Asia.

In the UK, economic assumption changes of positive GBP182 million reflect the impact of the increase in the future investment return assumption offset by the increase in the risk discount rate.

In the US, economic assumption changes of negative GBP51 million primarily reflect increases in the risk discount rates following an increase in the US 10-year Treasury rate, partially offset by an increase in the separate account return assumption.

In Asia negative economic assumption changes were GBP132 million, of which GBP101 million is due to Taiwan. This primarily reflects the effect of delaying for a further year Prudential's assumption of a gradual rise in interest rates. The economic scenarios used to calculate 2006 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates to the long-term expected rates. The projections assume that, in the average scenario, the current bond yields of around 2 per cent trend towards 5.5 per cent at 31 December 2013. Allowance is made for the mix of assets in the fund, the future investment strategy and the market value depreciation of the bonds as a result of the assumed yield increases. This gives rise to an average assumed fund earned rate that trends from 2.1 per cent to 5.7 per cent in 2014. The assumed fund earned rate falls to 1.4 per cent in 2007 and remains below 2.1 per cent for a further five years due to the depreciation of bond values as yields rise. Thereafter, the fund earned rate fluctuates around a target of 5.9 per cent. For the 2005 results the grading of bond yields, in the average scenario, was around 2 per cent towards 5.5 per cent at 31 December 2012. Consistent with the Group's EEV methodology, a constant discount rate has been applied to the projected cash flows.

The change in the time value of cost of options and guarantees was positive GBP60 million for the year (2005: positive GBP47 million), consisting of GBP40 million, GBP6 million and GBP14 million for the UK, the US and Asia, respectively.

The mark to market movement on core borrowings (excluding Egg) was a positive GBP85 million (2005: negative GBP67 million) reflecting the reduction in fair value of core borrowings due to increases in interest rates.


EEV basis profit after tax and minority interests

                                                                                                 RER
                                                                                     2006       2005
                                                                                     GBPm       GBPm

Profit from continuing operations before tax                                        3,072      2,244

Tax                                                                                 (859)      (653)
Profit from continuing operations for the financial year                            2,213      1,591
after tax before minority interests

Discontinued operations (net of tax)                                                    0          3
Minority interests                                                                    (1)       (12)

Profit for the year attributable to equity
holders of the Company                                                              2,212      1,582


The following year-on-year comparisons are presented on a RER basis.

Profit after tax and minority interests was GBP2,212 million (2005: GBP1,582 million). The tax charge of GBP859 million compares with a tax charge of GBP653 million in 2005. Minority interests in the Group results were GBP1 million (2005: GBP12 million).

The effective  tax rate at an operating tax level was 30 per cent (2005:  21 per cent), generally reflecting expected tax rates. The effective tax rate in 2005 was unusually low due to a number of factors, including favourable settlements reached with the tax authorities, and being able to take credit for Egg's French losses. The effective tax rate at a total EEV level was 28 per cent (2005: 29 per cent) on a profit of GBP3,072 million. The higher rate of effective tax at a total level for 2005 was primarily due to the effect of impairment of goodwill (which does not attract tax relief) and the impact of short-term fluctuations and changes in economic assumptions not all of which are tax affected.


Return on Embedded Value

Prudential's return on embedded value for 2006 was 13.5 per cent (2005: 15.5 per cent). This reduction is due to an increase in the opening shareholders' funds at 1 January 2006, mainly affected by the UK short-term investment fluctuations in 2005, which was higher than the corresponding growth in after-tax operating profit.

The return is based on EEV operating profit from continuing operations after tax and minority interests as a percentage of opening embedded value (shareholders' funds on a EEV basis).

IFRS basis operating profit (based on longer term investment returns)

                                                                      CER                           RER
                                                          2006       2005          Change          2005    Change
IFRS basis operating profit based on longer term         GBPm        GBPm               %          GBPm         %
investment returns
Insurance business:
   UK                                                      500        400             25%           400       25%
   US                                                      398        344             16%           348       14%
   Asia                                                    189        201            (6%)           195      (3%)

Long-term business                                       1,087        945             15%           943       15%

   Development expenses                                   (15)       (20)           (25%)          (20)     (25%)
Fund management business:
   M&G                                                     204        163             25%           163       25%
   US broker-dealer and fund management                     18         24           (25%)            24     (25%)
   Curian                                                  (8)       (10)             20%          (10)       20%
   Asia fund management                                     50         11            355%            12      317%

                                                           264        188             40%           189       40%
Banking:
   Egg (UK)                                              (145)         44          (430%)            44    (430%)

Other income and expenditure                             (248)      (198)           (25%)         (199)     (25%)
Total IFRS basis operating profit based on longer
term investment returns                                    943        959            (2%)           957      (1%)

Restructuring costs                                       (50)          0                             0

Total IFRS basis operating profit based on longer
term investment returns after restructuring costs          893        959            (7%)           957      (7%)


Group operating profit before tax from continuing operations on the IFRS basis after restructuring costs was GBP893 million, a reduction of 7 per cent on 2005 at CER. This figure includes GBP50 million of restructuring costs. Group operating profit before tax from continuing operations before restructuring costs was GBP943 million, a reduction of 2 per cent on 2005 at CER. This reduction is mainly caused by the loss of GBP145 million in Egg (2005: GBP44 million profit).

At RER, operating profit before restructuring costs was down 1 per cent on the prior year.

In the UK, IFRS operating profit for the long-term business increased 25 per cent to GBP500 million in 2006. This primarily reflected a 22 per cent increase in profits attributable to the with-profits business, a consequence of bonus declarations announced in February 2006 and 2007 and a benefit of GBP46 million from a change in reserving requirements. This was due to the FSA's relaxation of reserving requirements under the policy statement that effected the proposal in CP 06/16. The result of GBP500 million excludes restructuring costs of GBP31 million in respect of implementation costs associated with Prudential UK and Egg cost saving initiatives announced in July 2006.

In the US, IFRS operating profit of GBP408 million was up 14 per cent on 2005 at CER. IFRS operating profit for long-term business was GBP398 million, up 16 per cent from GBP344 million in 2005 at CER. The US operations' results are based on US GAAP, adjusted where necessary to comply with IFRS as the Group's basis of presenting operating profit is based on longer-term investment returns. In determining the operating profit for US operations, longer-term returns for fixed income securities incorporate a risk margin reserve (RMR) charge for longer-term defaults and amortisation of interest-related realised gains and losses. The growth in the US operations' long-term IFRS operating profit mainly reflects increased fee and spread income. The fee income was driven by a 51 per cent increase in separate account assets held at year-end, and improved returns on these assets. One-off items affecting the spread-based income were GBP33 million (2005: GBP44 million), net of DAC amortisation. The operating profit from non-long-term business was GBP10 million, a reduction on 2005 (2005: GBP14 million). The 2005 result however, benefited from a one-off GBP5 million revaluation of an investment vehicle managed by PPM America (PPMA). Curian recorded losses of GBP8 million in 2006, down from GBP10 million in 2005, as the business continues to build scale.

Prudential Corporation Asia's operating profit for long-term business before development expenses of GBP15 million was GBP189 million, a 6 per cent decrease on 2005 at CER. However, this result was 11 per cent above prior year excluding a net positive GBP30 million contribution from exceptional items in 2005. Operating profit continues to be driven mainly by the established markets of Singapore, Malaysia and Hong Kong which represent GBP139 million of the total operating profit in 2006. There was an increased contribution from Indonesia and Vietnam as these operations continue to build scale. Four life operations made IFRS losses: China, India and Korea which are relatively new businesses rapidly building scale and Thailand which is marginally loss making. Within the net positive GBP30 million of exceptional items in 2005 there was a write-off of deferred acquisition costs (DAC) in Taiwan of GBP21 million. No write-off was required in 2006. The profits and recoverability of DAC in Taiwan are dependent on the rates of return earned and assumed to be earned on the assets held to cover liabilities and on future investment income and contract cash flows for traditional whole of life policies. If interest rates were to remain at current levels in 2007 the premium reserve, net of DAC, would be broadly sufficient. If interest rates were to remain at current levels in 2008 then some level of write-off of DAC may be necessary. However, the amount of the charge currently estimated to be GBP70-90 million is sensitive to the above mentioned variables.

The Asian fund management operations reported an 85 per cent growth in operating profits to GBP50 million (2005: GBP11 million), excluding negative GBP16 million of exceptional items recorded in 2005, driven by strong contributions from the established markets of Singapore and Hong Kong.


IFRS basis profit before tax for continuing operations

                                                                                              RER
                                                                                  2006       2005
                                                                                  GBPm       GBPm
Operating profit from continuing operations
based on longer-term investment returns
after restructuring costs                                                          893        957

Goodwill impairment charge                                                           0      (120)
Short-term fluctuations in investment returns                                      162        211
Shareholders' share of actuarial and
other gains and losses on defined benefit pension schemes                          167       (50)

Profit before tax from continuing operations                                     1,222        998


The following year-on-year comparisons are presented on a RER basis.

Total IFRS basis profits before tax and minority interests were GBP1,222 million in 2006, compared with GBP998 million for 2005. The increase reflects: a reduction in operating profit of GBP64 million; a decrease in short-term fluctuations in investment return, down GBP49 million from 2005; and a GBP217 million positive movement from the prior year in actuarial gains and losses attributable to shareholder-backed operations in respect of the Group's defined benefit pension schemes. In addition, in 2006 there is no goodwill impairment charge (2005: GBP120 million).


IFRS basis profit after tax

                                                                                          RER
                                                                             2006        2005
                                                                             GBPm        GBPm

Profit before tax from continuing operations                                1,222         998

Tax                                                                         (347)       (241)
Profit from continuing operations
for the financial year after tax                                              875         757

Discontinued operations (net of tax)                                                        3
Minority interests                                                            (1)        (12)

Profit for the year attributable to equity                                    874         748
holders of the Company


The following year-on-year comparisons are presented on a RER basis.

Profit after tax and minority interests was GBP874 million compared with GBP748 million in 2005. The effective rate of tax on operating profits, based on longer-term investment returns, was 29 per cent (2005: 19 per cent). The effective rate of tax at the total IFRS profit level for continuing operations for 2006 was 28 per cent (2005: 24 per cent). The effective tax rate in 2006 was close to the expected tax rate of 31 per cent (which reflects the geographic split of profits). The effective tax rate in 2005 was unusually low due to a number of factors, including favourable settlements reached with the revenue authorities, and being able to take credit for Egg's French losses.


Earnings per share

Earnings per share, based on EEV basis operating profit from continuing operations after tax and related minority interests, were 57.6 pence, compared with 56.6 pence in 2005.

Earnings per share, based on IFRS operating profit from continuing operations after tax and related minority interests, were 26.4 pence, compared with 32.2 pence in 2005.

Basic earnings per share, based on total EEV basis profit after minority interests, were 91.7 pence, compared with 66.9 pence in 2005.

Basic earnings per share,  based on IFRS profit after minority  interests,  were
36.2 pence, compared with 31.6 pence in 2005.


Dividend per share

The Board has reviewed its longer term dividend policy in light of its expectation that the overall operating cash flow of the Group will be positive from 2008.

The directors recommend a final dividend for 2006 of 11.72 pence per share payable on 22 May 2007 to shareholders on the register at the close of business on 13 April 2007. The interim dividend for 2006 was 5.42 pence per share. The total dividend for the year, including the interim dividend and the recommended final dividend, amounts to 17.14 pence per share compared with 16.32 pence per share for 2005. The total cost of dividends in respect of 2006 was GBP418 million.

The full year dividend is covered 1.5 times by post-tax IFRS operating profit from continuing operations.

Dividend cover is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend.

The Board will focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and opportunities to invest in areas of the business offering attractive returns. The Board believes that in the medium term a dividend cover of around two times is appropriate.


Shareholders' funds

On the EEV basis, which recognises the shareholders' interest in long-term businesses, shareholders' funds at 31 December 2006 were GBP11.9 billion, an increase of GBP1.6 billion from the 2005 year-end level (2005: GBP10.3 billion). This 15 per cent increase primarily reflects: total EEV basis operating profit of GBP1,976 million; a GBP745 million favourable movement in short-term fluctuations in investment returns; a GBP59 million positive movement due to changes in economic assumptions and in time value of options and guarantees; a positive movement on the mark to market of core debt of GBP85 million; the proceeds for the share capital issue of the parent company for GBP336 million, and a positive movement in the actuarial gains on the defined benefit pension schemes of GBP207 million. These were offset by: a tax charge of GBP859 million; the negative impact of GBP359 million for foreign exchange movements; the impact of the acquisition of the minority interest in Egg for GBP167 million, and dividend payments of GBP399 million made to shareholders.

At year-end 2006, the embedded value for the Asian long-term business as a whole was GBP2.5 billion. The established markets of Hong Kong, Singapore and Malaysia contribute GBP2.0 billion to the embedded value generated across the region with Korea (GBP191 million) and Vietnam (GBP198 million) making further substantial contributions. Prudential's other markets of China, India, Indonesia, Japan, Thailand and the Philippines in aggregate contribute GBP336 million in embedded value. Growth in embedded value for the Asian business as a whole has been partially offset by a negative embedded value in Taiwan of GBP216 million. This is an improvement from the reported negative GBP311 million in 2005, which includes the associated cost of economic capital(1), and reflects the impact of the low interest rate environment in Taiwan on the in-force business.

The current mix of new business in Taiwan is weighted heavily towards unit-linked and protection products, representing 58 per cent and 17 per cent of new business APE in 2006, respectively. As a result, interest rates have little effect on new business profitability and a one per cent reduction in assumed interest rates would reduce new business margins in Taiwan by only two percentage points. However, the in-force book in Taiwan, predominantly made up of whole of life policies, has an embedded value that is sensitive to interest rate changes. A one per cent decrease in interest rates, along with consequential changes to assumed investment returns for all asset classes, market values of fixed interest assets and risk discount rates, would result in a GBP165 million decrease in Taiwan's embedded value. A similar one per cent positive shift in interest rates would increase embedded value by GBP107 million. On the assumption that bond yields remained flat during 2007 and then trended towards 5.5 per cent in 2014 this would have reduced the 2006 Taiwan embedded value by GBP88 million. Sensitivity of the embedded value to interest rate changes varies considerably across the region. In aggregate, a one per cent decrease in interest rates, along with all consequential changes noted above, would result in a 5 per cent decrease to Asia's embedded value.

Statutory IFRS basis shareholders' funds at 31 December 2006 were GBP5.5 billion. This compares with GBP5.2 billion at 31 December 2005. The increase primarily reflects: profit after tax and minority interests of GBP874 million, the proceeds from the share capital issue of the Company for GBP336 million, offset by the impact of the acquisition of Egg's minority interests for GBP167 million, negative foreign exchange movements of GBP224 million, dividend payments to shareholders of GBP399 million, and the impact of unrealised holding losses on available for sale investments of GBP210 million.

--------------------------

(1) Economic capital is broadly considered to be the amount of capital a financial services firm's own internal risk assessment determines it should hold to remain solvent following events that might be considered as unexpected, yet not so unlikely that they might never occur in practice.



Holding company cash flow

                                                                          2006        2005
                                                                          GBPm        GBPm
Cash remitted by business units:
   UK life fund transfer*                                                  217         194
   UK other dividends (including special                                     0         103
   dividend)
   Jackson                                                                 110          85
   Asia                                                                    175          73
   M&G                                                                      94          62

Total cash remitted to Group                                               596         517
Net interest paid                                                        (128)       (115)
Dividends paid                                                           (399)       (378)
Scrip dividends and share options                                           91          55

Cash remittances after interest and                                        160          79
dividends
Tax received                                                               122         107
Corporate activities                                                      (67)        (66)

Cash flow before investment in businesses                                  215         120
Capital invested in business units:
   UK                                                                    (172)       (249)
   Asia                                                                  (147)       (169)

Total capital invested in business units                                 (319)       (418)
Decrease in cash                                                         (104)       (298)

*In respect of current and prior year's bonus declarations.


The table above shows the Group holding company cash flow. Prudential believes that this format gives a clearer presentation of the use of the Group's resources than the format of the statement required by IFRS.

The Group holding company received GBP596 million in cash remittances from business units in 2006 (2005: GBP517 million) comprising the shareholders' statutory life fund transfer of GBP217 million relating to the 2005 and 2006 bonus declarations from the UK business, and remittances of GBP110 million, GBP175 million, and GBP94 million from Jackson, Asia and M&G respectively.

The last of three special dividends of GBP100 million was paid from the Prudential Assurance Company (PAC) shareholders' funds in 2005 to the Group holding company in respect of profit arising from earlier business disposals.

After net dividends and interest paid, there was a net cash inflow of GBP160 million (2005: GBP79 million).

During 2006, the Group holding company paid GBP67 million in respect of corporate activities and received GBP122 million (2005: GBP107 million) in respect of Group relief on taxable losses. The Group invested GBP319 million (2005: GBP418 million) in its business units, comprising GBP172 million in its UK operations and GBP147 million in Asia. In 2006, Asia became a net contributor to the Group holding company cash flow for the first time, with a net remittance of GBP28 million.

The capital investment in the UK was lower than planned reflecting a capital benefit from the FSA's change of reserving requirements. Without this reserving change the UK business would have required capital of approximately GBP230 million.

In  aggregate  this gave rise to a  decrease  in cash of GBP104  million  (2005:
GBP298 million decrease).

In 2007 the Group cash flow is expected to be positive including the cash proceeds from the sale of Egg. At an operational level the cash outflow is expected to be greater than in 2006, given the benefit this year of the regulatory change to the FSA reserving requirements in the UK.

In 2007, the UK shareholders' statutory transfer relating to the bonus declarations made in February 2006 and 2007 will be GBP261 million.

Depending on the mix of business written and the opportunities available, cash invested to support the UK business in 2007 is expected to be less than in 2006, up to GBP160 million and with the expectation that the UK shareholder backed business will become cash positive in 2010.

Taking into account plans for future growth, a normalised level of scrip dividend, the reducing UK capital requirement and increased remittances from the other life and asset management operations it is expected that the operating cash flow of the Group holding company will be positive in 2008.


New business capital usage

                                                  2006          2006          2006          2006          2006
                                                  GBPm          GBPm          GBPm          GBPm          GBPm
                                                  Free      Required           Net         Value         Total
                                               surplus       capital         worth      in force     long-term
                                                                                                      business
   UK                                            (221)           176          (45)           231           186
   US                                            (228)           196          (32)           200           168
   Asia                                          (105)            11          (94)           467           373

                                                 (554)           383         (171)           898           727


The Group wrote GBP2,470 million of sales on an APE basis and GBP18,947 million on a PVNBP basis in 2006. In support of this amount of new business sales, the Group invested GBP554 million of capital. This amount covers both new business acquisition expenses, including commission, statutory reserves and the required capital and amounts to approximately GBP22.4 million per GBP100 million of APE sales and GBP2.9 million per GBP100 million of sales on a PVNBP basis.

In the UK business, GBP221 million of capital was invested in 2006 to support APE sales of GBP900 million and PVNBP sales of GBP7,712 million. This amounts to approximately GBP24.6 million per GBP100 million of APE sales and GBP2.9 million per GBP100 million of sales on a PVNBP basis.

In the US business, GBP228 million of capital was invested in 2006 to support APE sales of GBP614 million and PVNBP sales of GBP6,103 million. This amounts to approximately GBP37.1 million per GBP100 million of APE sales and GBP3.7 million per GBP100 million of sales on a PVNBP basis.

In the Asia business, GBP105 million of capital was invested in 2006 to support APE sales of GBP956 million and PVNBP sales of GBP5,132 million. This amounts to approximately GBP11 million per GBP100 million of APE sales and GBP2.0 million per GBP100 million of sales on a PVNBP basis.



BUSINESS UNIT REVIEW

Insurance Operations

United Kingdom

                                                                        CER                        RER
                                                          2006         2005        Change         2005    Change
                                                          GBPm         GBPm             %         GBPm         %
APE sales                                                  900          892            1%          892        1%
NBP                                                        266          243            9%          243        9%
NBP margin (% APE)                                         30%          27%                        27%
NBP margin (% PVNBP)                                      3.4%         3.1%                       3.1%
Total EEV basis operating profit*                          686          426           61%          426       61%
Total IFRS operating profit*                               500          400           25%          400       25%
*Based on longer-term investment returns.


1.      Market review and summary of strategy

The UK retirement market continues to remain attractive with an ageing population driving demand for pre and post-retirement products.

While many UK consumers remain overly indebted and are not saving enough for retirement, with a backdrop of reduced state and employer provision, they increasingly need to take control of their financial affairs. This positive demographic trend, together with an increasing concentration of wealth in the hands of those approaching retirement or already retired, will continue to fuel the opportunity for financial provision in, and preparing for, retirement.

The impact of A-Day, the implementation of pensions simplification legislation in April 2006, initially dampened new business in certain areas, particularly in the retail annuities market, but subsequently led to considerable market growth in individual pensions, Self Invested Personal Pensions (SIPPs) and annuities. Much of the market growth in pensions savings reflected recycling of money as consumers consolidated existing pensions arrangements to one provider.

The wholesale annuity and risk management market experienced increased competition over 2006, as short-term demand slowed and several new entrants started to participate. However, the long-term potential in this market remains considerable, with approximately GBP900 billion of funds held across a number of market segments.

During 2006, Prudential UK Insurance Operations (Prudential UK) has continued to target capital efficient returns through selective participation within its chosen markets, Retirement Income, Wealth and Health and Wholesale. Going forward, Prudential UK will specifically focus on maximising value for shareholders through taking a leadership position in the retirement income and savings market. This will be achieved by building on its longevity and asset allocation strengths, as well as utilising its brand strength with older customers, targeting their specific retirement needs. This focus on maximising value will be achieved alongside a programme of cost cutting initiatives for both new business and Prudential UK's back book to ensure that greater operating efficiencies are achieved.

Prudential will not participate directly in healthcare and protection but will instead expand its joint venture with Discovery Holding Limited ('Discovery'), the leading South African insurance company. It is expected that the Flexible Protection Plan ('FPP') will be incorporated into the 50:50 Discovery joint venture during 2007. Both PruHealth and the FPP will utilise the successful '
Vitality' philosophy of a healthier lifestyle leading to lower protection premiums and have a dedicated sales force creating a more focused business model. In addition, FPP will continue to benefit from distribution to financial intermediaries through Prudential UK's intermediary sales-force.

As of February 2007, PruHealth had 450 employees and over 100,000 customers, and its customer base, in contrast to the rest of the industry, has been growing at a rate of 15 per cent per month during 2006. Product leadership through strong innovation and multi-channel distribution strategy is expected to continue to deliver a significant market presence with 200,000 customers by the end of the year. PruHealth's aim is to achieve breakeven in 2008 and to be profitable thereafter.

Following the transfer of the protection business to the joint venture, the UK operations will be structured into three business units: Wholesale, Retail Retirement and Mature Life and Pensions.

The strategy in wholesale retirement income is to participate selectively in bulk and back book buyouts, where Prudential UK is able to win business based on its financial strength, operational capability and superior track record as well as its extensive annuitant mortality risk assessment capabilities. Prudential UK will maintain a strict focus on value, only participating in transactions that generate an acceptable rate of return. In addition, Prudential UK provides pension management services (including full or partial buyouts) to corporate clients looking to manage or close pension deficits in cost-efficient ways. While there is currently limited activity in this market, Prudential UK believes opportunities will arise to help corporate clients manage significant amounts of pension assets, which are non-core to their operations.

Retail Retirement will focus on savings and income for those customers nearing or in retirement. Retirement income will drive profitable growth in the core annuities business, building on the significant pipeline of vestings business over the next 30 years from maturing policies in its individual and corporate pensions books. This is enhanced by a number of strategic partnerships with third parties, where Prudential UK is the default annuity provider for customers vesting their pension at the point of retirement. The portfolio of retirement products also includes equity release products to provide more flexibility to customers with assets invested in property.

Prudential UK has exited the unprofitable front end commission markets for individual pensions and will transition from front end commission unit-linked bonds, particularly moving away from those areas of low persistency. Instead, Prudential UK will focus on new low risk multi-asset products which utilise Prudential UK's strengths in asset allocation and use 'factory gate pricing' (negotiated between customer and adviser with separate advice costs). These products will target the significant number of retail investors approaching retirement who have substantial assets outside personal or corporate pension plans, or have investments in poorly performing funds, and require inflation protection.

Prudential UK remains committed to the corporate pensions market but will move to a tighter focus on larger schemes with better than average persistency and undertake a cost reduction programme. Together these are expected to deliver an IRR of 14 per cent by 2009. The corporate pensions book is an important source of vestings for the retail annuity business.

Prudential UK will continue to deliver embedded value through the Mature Life and Pensions Business. It has an aggressive target to reduce per policy unit processing costs and is evaluating the best route for achieving this which will include one or all of internal cost cutting, further off-shoring or outsourcing.

Prudential UK distributes products through both direct and intermediated channels. The direct channel will focus on capturing internal pension vesting business and Prudential UK's equity release product via a specialist face-to-face direct sales-force. The indirect channel will distribute products through retail intermediaries, strategic partners and through Employee Benefit Consultants ('EBCs') and consulting actuaries. Participation within the intermediary market will be selective, targeting those advisers who focus on value and building client relationships.

Prudential UK continues to investigate the opportunity for wrap platform development and views this as an integral component to ensure future access to distribution. Any involvement is likely to be in partnership with a third party.


2. Current year initiatives

Over the course of 2006, Prudential UK has continued to deliver innovative new solutions to the market building on the award-winning launches of PruHealth and the Property Value Release Plan, Prudential's equity release product, in previous years.

The new Flexible Protection Plan was launched in July 2006 to the Direct channel and to a limited group of intermediaries specialising in the protection market. This innovative protection product is designed to pay critical serious illness claimants earlier and more often than traditional protection products with, on average, four times as many serious illnesses covered. Payments are based on severity levels and multiple claims for the same illness or new illnesses are possible. Early results have been encouraging and as a result the product was rolled out nationally in February 2007 and is expected to be incorporated into the Discovery joint venture during 2007.

Towards the end of 2006, Prudential UK received 4 stars in both the Life & Pension Providers category and the Investment Providers & Packages category at the FT Financial Adviser Practiv Services Awards. In addition, Prudential UK was ranked number 1 for service in the Life & Pension Annuities sector. These awards are widely recognised throughout the industry as independent recognition of a provider's proposition, as they are voted on by intermediary financial advisers, who base the ratings on the level of service they receive from providers for new business processing, central processing, product support and commission payment.

Prudential UK's strength in retirement provision continued to be well recognised as it won the Moneywise Best Annuity Provider Award for the third year running and was awarded the best lifetime mortgage provider at the 2006 Equity Release Awards for the Property Value Release Plan, together with awards from Moneyfacts and Mortgage Strategy.

In relation to its externally sourced annuity business, Prudential UK has signed further partnership agreements in 2006, including with Royal London which came into effect in September. This agreement allows Prudential UK to provide annuity quotes to all Royal London customers with maturing pensions which were originally written under various brands within the Royal London Group. In addition, Prudential UK signed an exclusive 5-year agreement with Threadneedle as their supplier of annuities for their Stakeholder scheme, along with any future defined contribution schemes that Threadneedle acquires. This is a new area for Prudential UK that builds on its experience in providing annuities to the customers of life insurance companies. With the future growth in defined contribution schemes within the UK, Prudential UK expects more agreements of this type.

Prudential UK and Save & Prosper have also signed a direct marketing agreement under which Save & Prosper will offer Prudential's conventional annuity product on an exclusive basis to customers with maturing Save & Prosper pensions. The agreement is expected to take effect from mid-2007 and will run for five years.

Prudential UK's financial strength and continuing outstanding life fund investment returns have been well received by both customers and advisers having a positive impact on with-profits product sales. Prudential UK has also signed new distribution agreements with National Australia Bank Group and Openwork for PruFund, Prudential UK's unitised and smoothed investment plan.


3. Financial results and performance

Prudential UK delivered a strong retail performance in 2006. Total APE sales of GBP900 million increased 1 per cent on 2005 and there was a 9 per cent increase in NBP to GBP266 million, reflecting the significant increase in new business margin from 27 per cent to 30 per cent. This demonstrated the benefits of the selective participation strategy focusing on value pursued throughout 2006.

This performance was driven by underlying growth in the UK retail business (excludes credit life, bulks and back books):

- Retail APE sales of GBP688 million were 14 per cent higher than 2005 (GBP605 million);

-  Retail NBP of GBP190 million was 67 per cent higher than 2005
   (GBP114 million);    and

-  Retail New business margin has increased to 28 per cent (2005: 19 per cent).

The Retail life and pensions sales performance was primarily driven by strong individual annuity volumes, where Prudential UK has a 24 per cent market share (source: Association of British Insurers), together with increased sales of with-profits bonds and offshore bonds. These increases were offset by a decline in unit-linked bonds, protection and DWP rebate business.

Individual annuity sales grew by 22 per cent to GBP271 million as the annuity market experienced increased activity in the second half of 2006 following the removal of uncertainty around A-Day pension changes. Sales volume has been driven primarily by the continued strength of internal vestings (which contributed around 50 per cent of individual annuity sales) together with the cumulative benefit of partnership deals signed in previous years.

Individual annuity sales were also boosted by sales of with-profits annuities where sales have more than doubled to GBP37 million compared with 2005, and are expected to increase. From February 2007, customers are able to start using their Protected Rights Funds to buy with-profits annuities. This new feature is the first of its type and allows customers to combine 100 per cent of their pension into an asset-backed annuity without having to buy two separate annuities. Protected Rights is a term used to describe the funds held in a money purchase scheme derived from National Insurance rebates for those who contracted out of the State Earnings Related Pension Scheme (which was replaced by State Second Pension).

With-profits sales were supported by the excellent with-profits bonus announcements in 2006, in respect of 2005, which were well received by both customers and advisers. This was reflected in APE sales of with-profits bonds up 44 per cent to GBP26 million.

Corporate pension APE sales increased 23 per cent due in part to the continuing shift from defined benefit to defined contribution pension schemes but also due to the impact of A-Day. The sales upturn is also a reflection of Prudential UK's re-engineered and improved account management capability, where the company works in partnership with the major Employee Benefit Consultants. Individual pension APE sales increased 3 per cent to GBP35 million due to increased activity following A-Day.

PruHealth continues to grow strongly with full-year gross written premiums (GWP) up 300 per cent at GBP36 million (2005: GBP9 million). GWP from new lives (which is equivalent to new business APE) was GBP28 million. Contributing to this growth is the number of companies adopting PruHealth for their employee healthcare schemes, including the British Airways voluntary scheme, Smith and Nephew and Norton Rose.

In the wholesale market, bulks and back book business APE volumes of GBP143 million were 70 per cent of those achieved in 2005. This reflected the selective participation strategy undertaken by Prudential UK to ensure margins and profitability were maintained in a period when the market experienced increased competition.

Prudential UK completed two significant back book transactions in 2006. In January, it reached agreement with Royal London to acquire the portfolio of in-payment pension annuities that had been written primarily under the Royal London brand, but which also included some annuities written under the Refuge Assurance brand. The transaction generated premium income of GBP66 million on an APE basis. In June, Prudential Assurance Company (PAC) agreed to reinsure the non-profit immediate pension annuity portfolio of the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Ltd (PRIL). SAIF is a closed sub-fund established by a court-approved Scheme of Arrangement in September 1997, in which Prudential shareholders have no economic interest. It contains a large proportion of the business originally written by the Scottish Amicable Life Assurance Society that was acquired by PAC in September 1997. The reinsurance premium for this transaction was GBP56 million on an APE basis.

In December, Prudential UK reached agreement with Save & Prosper to acquire its portfolio of in-payment pension annuities. The book covers approximately 16,900 policies (weighted average age 72) with assets of around GBP135 million (GBP13.5 million APE). During 2007, the intention is for these annuity policies to transfer to Prudential, subject to legal and regulatory approvals, at which point Prudential will take over direct responsibility for the payment of all annuitants.

Total credit life APE sales of GBP69 million generated NBP of GBP26 million in 2006 (GBP83 million and GBP35 million respectively in 2005). Credit life sales reduced in 2006 and will continue to do so in 2007 as Prudential UK's credit life contract with Lloyds TSB, which in 2006 contributed APE sales of GBP63 million and NBP of GBP20 million, has not been renewed. Prudential UK will continue to participate in the credit life market, pricing on a case-by-case basis.

In 2002, Prudential UK transferred its UK personal lines general insurance business to Winterthur, forming a strategic alliance with Churchill to offer Prudential-branded general insurance products for which Prudential receives a commission payment that has been offset against an advance payment made by Winterthur at completion resulting in a net payment to Prudential of GBP4 million in 2006. From 2008, under the terms of the contractual arrangement, the advance payment will have been fully offset therefore the UK is expected to receive approximately GBP30 million a year from the commission payments, although this will depend on the new business volumes and persistency rates.

Prudential UK allocates shareholder capital to support new business growth across a wide range of products in the UK. The weighted average post-tax IRR on the capital allocated to new business growth in the UK in 2006 was 15 per cent, up by 1 percentage point from that achieved in 2005.

The NBP increased 9 per cent to GBP266 million, primarily reflecting an increase in margin from 27 per cent in 2005 to 30 per cent in 2006. This reflects an increase in profitability within the retail business, where the margin increased significantly, driven principally by individual annuities offset by a change in business mix following the lower sales of more profitable bulk annuities, credit life business and DWP rebates.

EEV basis operating profit based on longer-term investment returns of GBP686 million, before restructuring costs of GBP34 million, were up 61 per cent on 2005. The in-force operating profit of GBP420 million was up 129 per cent on 2005, due to the increase in profits arising from the unwind of discount from the in-force book (reflecting an increase in the risk discount rates together with an increased opening embedded value); and because there were no operating assumption changes required in 2006, in comparison to 2005 when a charge of GBP148 million was made in respect of persistency.

Other charges of GBP110 million include GBP32 million of costs associated with product and distribution development and complying with regulatory requirements including Sarbanes-Oxley; GBP9 million negative persistency experience variance; GBP14 million for an annual fee paid by the shareholder business to the PAC with-profits sub-fund for the use of the Prudential and Scottish Amicable trademarks; GBP16 million in respect of the tariff arrangement with SAIF, which is to be renegotiated in 2007; GBP26 million for tax related items and GBP13 million in relation other items.

Prudential continues to manage actively the retention of the in-force book. During 2006 Prudential saw surrenders within its personal pension and DWP rebate business run ahead of assumptions following A-Day resulting in a small negative experience variance. All other lines of business performed in line with assumptions.

IFRS operating profit before restructuring costs of GBP31 million increased 25 per cent to GBP500 million in 2006. This reflects a 22 per cent increase in profits attributable to the with-profits business, which contributed GBP368 million reflecting the strong investment performance of the Life-Fund and its impact on terminal bonuses. In addition, the result benefited from a GBP46 million positive impact of changes in FSA reserving requirements for protection and unit-linked products.


4. Outlook and forthcoming objectives

While Prudential's retail APE sales volume growth may fall in the short term, as it refocuses its retirement savings products, Prudential expects the UK financial services environment to remain favourable, and expects to achieve growth in line with the market (5 to 10 per cent) over the next five years.

Prudential UK will continue to focus on profitable opportunities which deliver capital-efficient returns and will seek to maintain an aggregate 14 per cent IRR on new business. It will continue to pursue profitable opportunities in its chosen product areas and distribution channels in 2007.

As previously announced, Prudential UK has targeted GBP150 million of cost savings by 2008 through the integration of Egg and other shareholder cost saving initiatives at a cost of GBP110 million. Of these target savings and costs, GBP35 million and GBP25 million respectively were due to be realised by Egg. Following the sale, the revised target savings for Prudential is GBP115 million. Prudential UK has, however, identified further cost saving initiatives which result in target cost savings for the UK business being increased to GBP195 million, to be achieved by 2010. The savings when achieved, net of restructuring costs, will result in a small positive assumption change on an EEV basis, estimated to be around GBP60 million. The cost savings will be achieved through a combination of internal cost saving, further off-shoring or outsourcing. The work of approximately 3,000 people in the customer service, customer operations and information technology areas will be in the core scope of this review. Prudential will comply with its legal obligations to consult with unions and employee representatives in relation to these proposals. The total cost of achieving the GBP195 million of savings is expected to be up to GBP165 million and will depend upon the final detail of the cost reduction programme.

In connection with the sale of Egg, outline terms of a distribution agreement have been agreed in principle with Citi through which Prudential UK will provide life and pension products to Egg's customers for a five-year period. Prudential UK sees Egg's direct distribution capacity and access to its three million customers as powerful strategic assets, and this agreement enables it to preserve these benefits while reducing the risk to its balance sheet.


United States

                                                                      CER                        RER
                                                        2006         2005        Change         2005     Change
                                                        GBPm         GBPm             %         GBPm          %

APE sales                                                614          508           21%          515        19%
NBP                                                      259          208           25%          211        23%
NBP margin (% APE)                                       42%          41%                        41%
NBP margin (% PVNBP)                                    4.2%         4.1%                       4.1%
Total EEV basis operating profit*                        718          745          (4%)          755       (5%)
Total IFRS operating profit*                             408          358           14%          362        13%
*Based on longer-term investment returns.


1. Market review and summary of strategy

The United States is the largest retirement savings market in the world, with 67 per cent, or US$12.9 trillion, of the world's retirement assets concentrated in the US at the end of 2005 (Source: Cerulli Associates). As 78 million baby boomers (source: US Census Bureau), born between 1946 and 1964, approach retirement age, the aging demographics of the US are expected to increase annual retirement distributions to more than US$1 trillion per year by 2012. The combination of increasing average life expectancy and decreasing average retirement age in the US is leading to an increase in the average time individuals will spend in retirement. At the same time, the responsibility for providing income during retirement continues to shift away from institutions, such as government and employers, toward individuals. These changes, coupled with historically low savings rates in the US, have resulted in an increasing risk that individuals' finances will be insufficient to cover the cost of living through retirement. These consumers will have a growing need for independent financial advice and increasingly seek guarantees and longevity protections from the financial products they purchase.

Despite favourable demographics, US life insurers face challenges from both within and outside the industry. The US life insurance industry remains highly fragmented - the combination of all annuity companies ranked below the top 20 annuity sellers have more than twice the market share of the top annuity provider (Source: LIMRA) and competition for market share is expected to intensify. In addition to competing against each other, life insurers are increasingly competing with other financial services providers, in particular mutual fund companies and banks, for a share of retirement savings assets in the US. Sales of annuities in the career agency distribution channel continue to decline to the benefit of independent agents/broker-dealers due to increasing costs and regulatory burdens, as well as a growing pool of sophisticated investors increasingly seeking more independent investment advice.

The US insurance industry faces continued regulatory scrutiny, particularly with respect to index and variable annuity products. The National Association of Securities Dealers Inc. (NASD) has issued guidelines requesting that its member firms provide stricter supervision of the marketing and sales of index annuities. In the variable annuity market, regulators continue to focus on product suitability in an effort to ensure that the products are sold appropriately to customers. There has also been regulatory pressure to reduce fees and costs associated with variable annuities, which has increased advisor demand for providers to manufacture low-cost variable annuity options.

Companies with quality distribution relationships, strong product manufacturing and below-industry-average cost structures are well positioned to compete effectively and continue to grow profitably. Significant convergence in the US financial services industry has yet to occur. As noted, the market remains fragmented with more business being consolidated organically among market participants with significant scale and sophisticated risk management functions.

During 2006 and 2005, the S&P index increased 13.6 per cent and 3.0 per cent, respectively, increasing the attractiveness of products providing access to equity based returns. During the same periods, interest rates trended upward. However, the short end of the yield curve rose more dramatically than the long end of the curve, resulting in a flat to inverted yield curve. This, combined with low spreads over Treasury bonds, created a difficult environment for the sale of properly priced fixed annuities.

Jackson provides retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to near- and post-retirees. It offers tools that help people plan for their retirement, and manufactures products with specialised features and guarantees to meet customers' needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with the fastest-growing variable annuity franchise measured by new sales growth during the past four years (Source: VARDS) and top-10 sales rankings in fixed index annuities and individual traditional deferred fixed annuities (Source: LIMRA).

Jackson's   primary  focus  is  manufacturing   high-margin,   capital-efficient
products, such as variable annuities, and marketing these products to advice-based channels through its relationship-based distribution model. In developing new product offerings, Jackson leverages a low-cost, flexible technology platform to manufacture innovative, customisable products that can be brought to the market quickly. In 2006, 81 per cent of Jackson's retail sales were from products and features developed and launched in 2006 and 2005.

Jackson's product offerings include variable, fixed and fixed index annuities, as well as life insurance and institutional products. Jackson's annuity products are long-term personal retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy. Fixed annuities offer customers a guarantee of principal and a minimum guaranteed rate of return on their deposits. Fixed index annuities also offer these features, but vary from fixed annuities in that they offer the potential for additional interest to be credited based upon the performance of an equity index over a specified period. Variable annuity products differ from the fixed annuity products in that the returns to the customer will depend upon the performance of the underlying fund portfolio. Jackson's variable annuity products offer a range of protection options, such as death, income and withdrawal benefits, which are priced separately by the company and can be elected by customers according to their individual needs. Jackson manages its exposure to equity market movements through a comprehensive hedging program.

Due to the increasing complexity of the retirement savings and income market and broad array of financial products being brought to market, professional advice is vital for customers to understand the choices available and to determine which products are best for their particular financial situation. Therefore, Jackson primarily markets its retail products through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, banks and registered investment advisors. Beginning in 2005, Jackson also began marketing products through its captive insurance agency, acquired through the purchase of Life of Georgia (LOG).

Jackson supports its network of independent agents and advisors with award-winning marketing support and award-winning customer service. In 2006, the Service Quality Measurement Group recognised Jackson with a World Class Customer Satisfaction Award, and Jackson's marketing campaigns won awards for achievement in graphic design, editorial content and overall communications excellence. Jackson complements its award-winning marketing and customer service with value-added services such as the Seminar Systems Unit, which helps advisors host educational seminars for clients on a variety of financial planning topics. In addition, Jackson recently launched the Retirement and Wealth Strategies Group, a unit dedicated to helping advisors better address their clients' evolving retirement planning needs.

By manufacturing and distributing a broad suite of platform-based products that can be tailored to an individual customer's needs, Jackson has positioned itself to compete effectively in all phases of the business cycle based upon the quality and value of the products and services it provides, rather than price alone.

Jackson's institutional products division markets institutional products such as traditional Guaranteed Investment Contracts (GICs), Funding Agreements and Medium Term Note (MTN) funding agreements. Jackson distributes its institutional products directly to investors, through investment banks or through funding agreement brokers. This is a market in which Jackson continues to participate on an opportunistic basis.

In early 2003, Jackson entered the registered investment advisor channel with the launch of Curian Capital. Curian provides innovative fee-based separately managed accounts and investment products to advisors through a sophisticated technology platform.

In 1998, Jackson launched the National Planning Holdings (NPH) independent broker-dealer network with the formation of National Planning Corporation. Since its formation, NPH has grown through acquisitions to comprise four broker-dealer firms: INVEST Financial, Investment Centers of America, National Planning Corporation, and SII Investments. By leveraging technology, NPH provides its advisors with the tools they need to operate their practices more efficiently. Through its relationship with NPH, Jackson has gained an important distribution outlet, plus invaluable insight into the needs of financial advisors and their clients.

Jackson's focus on current retirees and those approaching retirement age is not unique among US financial institutions. As a result, competition in this segment is expected to continue as the Baby Boomer generation retires and their retirement savings assets are moved from pre-retirement accumulation accounts into post-retirement income accounts. Jackson believes that its specialised product offerings, advice-based distribution model, sophisticated risk management function and low cost structure will offer a significant competitive advantage.

As   competition   and  regulatory   challenges   intensify,   Jackson   expects
consolidation within the industry to continue at a measured pace. Further consolidation will provide an excellent opportunity for Jackson to leverage its efficient information technology platform and cost effective business model as an aggregator of annuity and life portfolios, as demonstrated with Jackson's acquisition and integration of LOG in 2005.



2. Current year initiatives

Jackson's focus on maximising its opportunities in the evolving US market is embedded in the development of current and future strategic initiatives. These goals include a continued expansion of Jackson's share of the US annuities and retail asset management markets.

Expansion of Jackson's share of the US annuities market will be largely contingent on continued expansion of existing product offerings, additional growth in new and existing distribution channels and opportunistic acquisition activity.

Innovation in product design and speed to market continue to be key drivers of Jackson's competitiveness. In January, Jackson added a 5 per cent annual benefit increase option to its popular lifetime guaranteed minimum withdrawal benefits (GMWBs). In February 2006, the company launched two new fixed index annuity contracts, Elite Choice and Elite Choice Rewards, which expanded the number of FIA products Jackson offers to five. In May, Jackson added five new GMWB options that provide contract holders with a guaranteed return of premium and lifetime income. Additionally, Jackson expanded its variable annuity fund offering during the year.

In the near-term, Jackson's product development strategy includes further enhancement of its variable annuity offerings and the introduction of new guarantees, including a Guaranteed Minimum Accumulation Benefit (GMAB). In early 2007, Jackson launched a simplified retirement annuity that will serve as a low-cost option for financial advisors who are currently not participating in the variable annuity market. Additionally, Jackson launched its first set of retail mutual funds for distribution by existing wholesalers. Jackson's new mutual funds are marketed as an additional option for financial advisors currently selling variable annuity products.

Jackson will continue to build its relationship-based distribution advantage in the advice-based channels and explore additional distribution opportunities, including expansion into the wirehouse channel, as evidenced by the company's recently announced distribution agreement with UBS.

Jackson's organizational flexibility and excellence in execution, coupled with its product innovation, successful distribution model and strong service offering, increased Jackson's share of the US variable annuity market to 4.6 per cent in 2006 (VARDS), up from 3.6 per cent in 2005. Jackson also increased its share of variable annuity sales through the independent broker-dealer channel to
10.8 per cent at the end of 2006, up from 9.2 per cent at the end of 2005.

Jackson continues to seek opportunities to deploy capital through opportunistic, value-creating acquisitions. Jackson demonstrated its ability to efficiently consolidate annuity and life portfolios by meeting or exceeding performance targets during the completion of its acquisition of LOG. Jackson integrated more than 1.5 million policies onto its platform within eight months of the acquisition date. The IRR on the acquisition of LOG exceeded 13 per cent and the purchase resulted in a gain of US$8.9 million (GBP4.8 million) as the net assets acquired exceeded the purchase price paid.

Jackson's continued expansion in the US retail asset management market will be led by the efforts of its independent broker-dealer network, NPH, and Curian. NPH was ranked the seventh largest independent broker-dealer network in the US (source: Investment News magazine) and generated nearly US$12 billion in gross product sales and nearly US$500 million in revenues in 2006. Curian continues to be one of the fastest growing third-party separately managed account platforms in the US, with assets under management of US$2.4 billion at the end of 2006. Curian is expected to continue expansion of its product offerings and further improve efficiencies through planned improvements to its core technology system. Curian also continues to expand its distribution relationships with key financial institutions, as evidenced in recently announced agreements with AIG and Commonwealth Financial Group.


3. Financial results and performance

Jackson  has  a  diversified   earnings  base  derived  from  spread,   fee  and
underwriting income. Through strong growth in its variable annuity business during 2006, Jackson increased the share of revenue received from fee income and further diversified its revenue streams. Underwriting revenue from life insurance provides Jackson with stable cash flows to balance the volatility of cash flows from fixed annuities, thereby providing the company with a more stable earnings base and greater flexibility in how assets are invested.

Jackson achieved record APE sales of GBP614 million in 2006, representing a 21 per cent increase on 2005, driven by strong growth in sales of variable annuities. On a PVNBP basis, new business sales were GBP6.1 billion. Retail APE sales in 2006 of GBP524 million were up 27 per cent. APE sales in the fourth quarter of 2006 were GBP147 million, up 43 per cent compared to the fourth quarter of 2005.

Jackson delivered record variable annuity sales in 2006 of GBP3.8 billion, up 48 per cent on last year. This reflects its distinct competitive advantages of an innovative product offering, an efficient and flexible technology platform, a relationship-driven distribution model and award-winning service. Jackson's sales result was achieved in a market that grew 18 per cent year-on-year in 2006.

Entry spreads for fixed annuities continued to be challenging during 2006, which limited the attractiveness of the market to Jackson. APE sales of GBP69 million were down 12 per cent on the same period in 2005.

Fixed index annuity sales continued to be affected by the uncertain regulatory environment in the US. APE sales of GBP55 million were 10 per cent down on 2005. Jackson's market share in 2006 was 3.7 per cent, compared to 3.8 per cent in the prior year.

Institutional APE sales of GBP90 million were down 8 per cent from 2005. Jackson participates in this market on an opportunistic basis.

EEV basis NBP of GBP259 million was 24 per cent above the prior year, reflecting both a 21 per cent increase in APE sales and an increase in margin from 41 per cent to 42 per cent year on year. The increase in margin reflects a favourable business mix, economic assumption changes, and positive effects from the increase in election of high margin guaranteed benefit options on variable annuity contracts, offset by more prudent operating assumptions.

The variable annuity new business margin decreased slightly from 50 per cent in 2005 to 49 per cent in 2006. The fall in margin primarily reflects changes in assumptions for expenses and utilisation of lifetime guaranteed minimum withdrawal benefits, offset by economic assumption changes and a more favourable mix due to the increased election of guaranteed minimum withdrawal benefits.

The fixed annuity new business margin fell from 23 percent to 16 per cent reflecting changes to expense and cash withdrawal assumptions partly offset by economic assumption changes.

The new business margin on institutional business improved due to the larger average duration contracts written during 2006.

The average IRR on new business was 18 per cent compared to 15 per cent in 2005.

While product IRRs are generally in line with returns reported for 2005 new business, the aggregate returns are higher due to a larger proportion of variable annuity sales in 2006 (64 per cent) as compared to 2005 (52 per cent). For variable annuities, the IRR has increased to 25 per cent in 2006 from 24 per cent last year due to higher interest rates and therefore a higher separate account return assumption.

Total EEV basis operating profit for Jackson for 2006 was GBP708 million compared to GBP731 million in the prior year. In-force EEV profits of GBP449 million were 14 per cent below prior year profit of GBP523 million, primarily reflecting the inclusion in 2005 of an operating assumption change relating to price increases introduced on two older books of term life business representing GBP140 million. This was partially offset by an increase in the unwind of the in-force business during 2006 as a result of a higher opening embedded value and a higher risk discount rate as long-term interest rates increased. On a normalised basis, the EEV basis operating profit was up by 19 per cent. One-off items affecting the spread income variance totalled GBP46 million.

The growth in IFRS operating profit for total US operations of 14 per cent from the prior year to GBP408 million primarily reflects an increase in fee and spread income over 2005. The improved spread income primarily reflects higher net average invested assets. Higher fee income was primarily driven by higher separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of high margin guaranteed optional benefits. In 2006, spread income included a number of non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income which together represent GBP33 million of spread, compared to GBP44 million in 2005, both net of DAC amortisation.

At 31 December 2006, Jackson had more than US$74 billion (GBP38 billion) in GAAP assets. Of this total, US$22 billion related to separate account assets, an increase of more than US$7 billion compared to 2005 year-end, further diversifying Jackson's earnings toward fee-based income.

NPH had a strong year with pretax profits up 51 per cent to GBP6 million. NPH, which is a network of four independent broker-dealers, increased gross product sales through the network to US$11.9 billion (GBP6.5 million) in 2006, an increase of 26 per cent over the prior year. NPH has also increased the number of registered advisors in its network to more than 2,600 at year-end, further extending Jackson's footprint in broker-dealer distribution.

Curian recorded improved results with pretax losses of GBP8 million in 2006, improving from losses of GBP10 million in the prior year, as it continues to build scale in assets under management. At 31 December 2006, Curian Capital had US$2.4 billion (GBP1.2 billion) of assets under management compared with US$1.7 billion (GBP853 million at CER) at the same point in the prior year.

Jackson continues to maintain a strong capital position through capital conservation and strong earnings. At 31 December 2006, Jackson's capital was well in excess of regulatory requirements with sufficient available capital to fund future bolt-on acquisitions. During 2006, Jackson increased the capital remittance to the Group to US$200 million, with future increases expected with continued growth.


4. Outlook and forthcoming objectives

Jackson continues to deliver growth in the attractive US market and has further enhanced its competitive advantage in the variable annuity market, offering the product and service solutions that both customers and advisors desire. With its continued focus on product innovation, a proven relationship-based distribution model, award-winning service and excellence in execution, Jackson is well positioned to take advantage of the changing demographics and resulting opportunities in the US market.


Asia

                                                                           CER                     RER
                                                             2006         2005     Change         2005    Change
                                                             GBPm         GBPm          %         GBPm         %

APE sales                                                     956          734        30%          731       31%
NBP                                                           514          418        23%          413       24%
NBP margin (% APE)                                            54%          57%                     56%
NBP margin (% PVNBP)                                        10.0%        10.3%                   10.2%
Total EEV basis operating profit*                             829          585        42%          576       44%
Total IFRS operating profit* **                               189          201       (6%)          195      (3%)
*Based on longer-term investment returns.
** Excluding fund management operations, development and Asia regional head office expenses


1.The Asian opportunity

Asia remains a very attractive region for growth opportunities due to its high levels of economic activity translating into higher levels of personal wealth, greater disposable incomes and a growing appetite for good quality protection and savings products. Within this environment, ageing demographics are also beginning to drive increased household savings rates and an emerging need for retirement solutions.

Within Asia, each country typically has incumbent life insurers and asset managers and the majority of market share is concentrated in the top five players. For many years, these incumbents have used predominantly lower quality tied agency distribution and life products have tended to be simple, often with some form of guarantee that may be based on higher interest rates than the current prevailing ones.

The country markets within Asia are extremely diverse and a 'one size fits all' business model does not work. Regional players must accommodate different stages of economic development, varying cultures, multiple languages, differing legal and regulatory regimes and competitors with different objectives and standards. Joint venture with local companies is also mandated in some markets and there is a limited pool of attractive partners. Regional players such as Prudential have had considerable success across multiple Asian markets but, to date, this has been the exception rather than the rule with local players tending to stay within their markets and other international players, whilst successful in one or two markets, have not developed their businesses across the region.

Opportunities for foreign players to access the Asia protection and savings markets have been increasing steadily and regulators in the region are becoming more accommodating regarding product and distribution innovation. These include unit-linked products, more professional non agency channels and mandatory licensing of agents. Most notably, the significant markets of China and India have greatly opened up within the last few years.

Despite the increasing opportunities in Asia, there are also challenges to expansion. Experienced staff and agents are very much in demand, particularly in markets such as China and India where the rapid growth of the industry has resulted in limited pools of resources. There is also the potential for miss-selling where there can often be a difference between the customer's perception of product features and the reality which may take several years to become apparent. These challenges can be exacerbated by a media that is becoming more consumer focused as de-regulation continues.

During 2006, economic activity in the region remained strong and equity market performance was robust. We anticipate the Asian economic outlook will remain strong with domestic demand and foreign investment and capital inflow expected to increase, resulting in average GDP growth across Asia being around 7 per cent for the next few years.


2. Prudential's Asian strategy

Since 1994 Prudential has implemented a strategy designed to build an Asian platform with the breadth and depth to deliver material shareholder value that is sustainable over the long term. This strategy has been executed by securing early access to countries with high potential customer bases, building and professionalising core tied agency distribution that is complemented by alternative channels such as bank partnerships, launching capital efficient consumer orientated products and supporting the entire structure with a sharp focus on excellent customer service.

Underpinning the strategy is an investment in recruiting and training with the objective of retaining the best people in the industry. Prudential also continues to leverage the significant advantages from its well respected UK heritage including a powerful brand, embodied by the Prudence icon, over 150 years experience as a market leader and the governance and compliance infrastructure associated with a leading international business.

Today, Prudential has life operations in 12 countries, including joint ventures with CITIC in China and ICICI in India. Prudential is a regional force in the life insurance and fund management business, and, at 31 December 2006 had 7.2 million customers in Asia and 14,000 staff. Brand recognition is high and Prudential's customer centric delivery has been acknowledged through a number of awards, including 2nd most trusted life insurance and asset management brand in India. Life insurance new business APE has grown at a compound annual growth rate (CAGR) of 22 per cent since 2001 and funds under management, including Prudential's market leading retail mutual fund business has grown at a CAGR of 25 per cent over the same period. For the first time this year, Asia also became a net contributor of cash to the Group, demonstrating the growing scale of the business.


3. Business priorities

An ongoing priority for Prudential is to continue building distribution to drive growth. The agency strategy is tailored to each market, with the more developed markets typically focussed on enhancing agency productivity and the newer markets emphasising increased distribution reach through growth in agent numbers. In China and India particularly this means increasing geographic coverage through entering new cities and opening more branches.

2006 was a very successful year for the agency distribution channel with year-end 2006 agent numbers increasing by 114,000 in India, 11,000 in Indonesia and 5,000 in China compared to 2005. Agency productivity measured by APE per average agent also improved strongly during the year with Prudential's more developed markets of Singapore, Hong Kong and Malaysia all showing double digit improvement over 2005 of 23 per cent, 30 per cent and 32 per cent, respectively.

Distribution from non-agency channels also grew strongly in 2006. Strong growth from bank distribution included record new business volumes from Standard Chartered Bank (SCB) in Hong Kong, an increasing proportion of new business from ICICI Bank in India and encouraging growth from Maybank and Singpost in Singapore. In addition, a new direct distribution initiative, PRUcall, was launched in Thailand during 2006, posting strong results to date.

Prudential's product strategy has been a key driver of its success. From the outset, the focus has been on predominantly regular premium products designed and targeted to meet customer needs. In the more emerging markets this is illustrated by the success of products that focus on providing for children and their education such as PRUkid in Vietnam. However, in an older and more developed market such as Korea, retirement orientated unit linked products such as PRUretire are proving popular.

Prudential has led product innovation in a number of markets often working closely with the regulators. As a result, Prudential has been first to market with unit linked products in Singapore, Malaysia, Taiwan, Indonesia, India, the Philippines and Korea. Unit-linked products are now a well established part of the overall portfolio generating 61 per cent of total new business APE in 2006 and, within the regulatory driven investment guidelines in each market, Prudential continues to expand the choice of investment funds available to customers, including third-party funds in markets where it makes sense.

During 2006, Prudential launched a new universal life product in Malaysia to give customers more choice and in India, ICICI Prudential launched a ground-breaking new diabetes care product. Prudential has also made its first move into the takaful market by forming a joint venture with Bank Simpanan Nasional (BSN) in Malaysia and successfully launching its first linked product in November.

As a result of this strategic focus on regular premium policies, capital efficient linked products and the high proportion of A&H riders, new business profit margins as a percentage of weighted sales tend to be higher in Asia than are seen elsewhere.

The focus on effective distribution and profitable life products has proven more difficult to deliver in Japan. Neither tied agency nor general agency distribution were found to be economically viable and, whilst a profitable variable annuity product has been approved by the regulators, it has not been commercially attractive when compared to some competitor products. The business remains subscale and we continue to look for profitable growth opportunities in the market.

Further demonstrating the benefits of scale that Prudential is beginning to realise in Asia, costs as a proportion of gross written premiums have been decreasing steadily from 16 per cent in 2002 to 11 per cent in 2006. However, continuing to increase efficiencies through greater use of common systems, platforms and processes across the region and the Group remains a priority.

Prudential is committed to delivering material shareholder value from its Asian business and, during 2006, a number of steps were taken to strengthen the Asia regional management team with Barry Stowe becoming the new CEO in November 2006.



Major market overviews


China

Prudential, with its joint venture partner CITIC, continues to be very well placed amongst the foreign players establishing themselves in this very attractive market. In 2006, CITIC-Prudential retained its position as the number two foreign player with new business APE growth of 56 per cent to GBP39 million and continued to successfully implement its strategy of geographic expansion receiving 6 new city licence awards from the regulators.

New business profit margins of 43 per cent remain attractive but as would be expected, the business is currently making IFRS losses and consuming capital as it invests in new cities. The reduction in margin from 51 per cent in 2005 is primarily due to product mix and persistency assumption changes in 2006.


Hong Kong

The Hong Kong market grew strongly between 2000 and 2005 with a CAGR of 18 per cent and Prudential has consistently outperformed the market with a CAGR of 22 per cent over the same period. One reason for this is Prudential's successful multi channel model while most of the top five players in the market choose to focus on only one distribution channel. In 2006 55 per cent of distribution came from agency and 45 per cent from bank distribution with SCB.

During 2006, Hong Kong successfully focused on recruiting and training agents with average agent numbers and productivity up 7 per cent and 15 per cent, respectively. Another priority for the business is to continue leveraging its strong partnership with SCB and new business APE from this channel increased by 32 per cent in 2006.

NBP margins on APE increased from 60 per cent to 69 per cent during 2006 reflecting improving experience. Hong Kong also generates material IFRS profits and is a net remitter of capital to the Group.

As in Singapore and Korea, there are significant opportunities in the retirement sector in Hong Kong and Prudential is well placed with a marketing campaign already underway.


India

Prudential's strategy of working with top quality joint venture partners has been very successful in India, where ICICI-Prudential Life is the clear leader amongst the private sector insurers and, with its 9 per cent market share, is really making headway. This is a remarkable achievement given it has only been operating for six years.

As reflected by the over 280 new branches opened during the year and the 165 per cent increase in agent numbers, the strategy in India has been to build scale rapidly. Bancassurance is also well established in India and generated 27 per cent of ICICI -Prudential's new business in 2006. At 31 December 2006 ICICI-Prudential had 2.6 million policies in force.

Whilst 96 per cent of India's 2006 new business is made up of unit linked products, margins are lower than in other Asian markets. This is driven primarily by relatively higher discount rates and more aggressive pricing. The margin of 23 per cent in 2006 is lower than the 29 per cent reported for 2005 primarily due to product mix and expense assumption changes.

Prudential's ownership of this venture is capped at 26 per cent by law and, although there is much speculation that this limit may be increased to 49 per cent in the future, there is no firm timetable in place. Prudential will consider an increase in its stake as and when this becomes a feasible option. Resulting from the fast pace of expansion, the business currently makes a loss under the IFRS basis and requires net capital injections.


Indonesia

Indonesia is a very attractive market with a population of 240 million and an increasingly stable and productive economy. Prudential is already a well established market leader and during 2006 has continued to aggressively expand its agency distribution with numbers up 49 per cent in the year. In addition to continuing to expand the agency force, Indonesia is expected to begin working with Citi in 2007 as announced at the time of the Egg sale.

In 1997, Prudential successfully introduced unit linked products in Indonesia, which now account for virtually all new business sold. The business is profitable under the IFRS basis and remitted surplus capital to the Group in 2006.


Japan

Prudential's Japanese life insurance operation remains subscale, although 2006 saw new business double. A review of opportunities in Japan is underway.


Korea

Prudential's Korean life operation has an impressive growth track record with a CAGR of 82 per cent since its acquisition in 2001 and is the fastest growing company in the industry. This has resulted primarily from successful implementation of a multi channel distribution and product innovation strategy that has differentiated Prudential from the market.

New business APE in 2006 of GBP218 million was driven principally by the tied financial consultant channel (49 per cent) and the GA (broker) channel (38 per cent). Bancassurance volumes are limited by regulatory constraints which prescribe a maximum 25 per cent of banks' sales volume from any one life insurer. This has negatively impacted bank distribution in Korea as Prudential reached this limit early on in the year with all its major bank partners. Direct distribution accounted for 5 per cent in 2006 and this reflects the more competitive environment at present. In 2007 Prudential will continue building on its advantaged distribution model, including new bank partnerships with Korea Bank and Shinhan Bank.

Prudential Korea has benefited significantly from its innovative stance in the retirement space; and has been hugely successful with its 'What's your Number' campaign.

Whilst lower than some other markets, new business profit margins in Korea remain attractive at 35 per cent and are driven by the high proportion of unit linked products at 84 per cent of APE.

As a result of its rapid growth, investment in building scale and the comparatively small size of the acquired in-force book, the business currently makes a loss under the IFRS basis and receives capital injections from the Group.


Malaysia

Prudential Malaysia had a challenging year in 2006 in part due to regulatory driven changes on illustrations which unsettled the industry. Against this backdrop Prudential Malaysia was able to grow by 6 per cent. Distribution in Malaysia is predominately tied agency as the current bank distribution regulations limit insurers to one bank partner. In 2007 the focus in Malaysia will be to continue expanding the agency force and further broaden the product range with a universal life product.

For sometime Prudential has seen the potential for takaful products in Malaysia and in 2006 formed a takaful joint venture with BSN, Prudential BSN Takaful. This launched in November and has started selling Shariah compliant linked life products through Prudential Malaysia's tied agency force.

Malaysia generates significant IFRS profits and makes material contributions of surplus capital to the Group.


Philippines

Although it is a top 5 player in the Philippines, Prudential's operation is small; during 2007 a major revamp of the agency channel and product portfolio will begin.


Singapore

Prudential is a leading player in Singapore and, over the five year period 2001 to 2005, consistently outgrew the market.

During 2006 Prudential Singapore delivered strong APE growth of 23 per cent driven by its strategy of growing and rejuvenating the agency force against the industry trend and implementing a number of agency productivity initiatives, including the operationalisation of a sophisticated sales force automation tool to simplify the application process. Third-party distribution through Maybank and Singpost is also beginning to make meaningful contributions to new business.

Prudential Singapore continues to sell a higher proportion of unit linked business than the market supported by the strategy of enhancing the fund range.

Given the size, longevity and quality of its in-force book, Singapore is a major contributor to Prudential Corporation Asia's IRFS profits and generates material surplus operating cash which is remitted back to the Group.

Looking ahead, growth opportunities in Singapore remain promising, particularly in the retirement space (both accumulation and drawn down).


Taiwan

Taiwan now has the highest life insurance penetration rate in the world measured by premiums as a percentage of GDP. To a large extent, however, this has been driven by competitors launching low margin tactical products which capitalise on the current low interest rate environment. Prudential has deliberately avoided this tactic and its strategic priority continues to be to position the business for the long-term with quality, multi-channel distribution and profitable products.

2006 new business volumes decreased slightly compared to 2005 with agent numbers reducing by 7 per cent reflecting the focus on quality as non-performers were terminated There are also good opportunities for bancassurance in Taiwan and Prudential has 5 agreements in place with the intention to expand these further.

Prudential continues to sell a higher proportion of unit-linked business than the market and for 2006 this was 58 per cent compared to 39 per cent. NBP margins at 55 per cent, are up from 51 per cent in 2005, at RER, primarily due to product mix changes.

The Taiwan business continues to receive capital support from the Group to maintain solvency resulting from current negative spread on the back book acquired in 1999.

During 2006 interest rates did not increase from their current low levels as expected, although the long term assumption remains that these will rise.

Looking ahead priorities for the Taiwan life business include driving greater rider attachments and direct marketing with A&H products.


Thailand

For many years, Prudential has struggled to make headway with agency distribution in Thailand; however, during 2006 it launched a call centre in support of its direct marketing operation. Although still small, the results to date have been very encouraging contributing to new business APE growing 81 per cent in 2006.


Vietnam

In Vietnam, Prudential has retained its market leading position but the market continues to be depressed following the initial post liberalisation boom. The longer term potential remains excellent and Prudential continues to develop and build its agency distribution.


4. Financial results and performance

In financial terms, 2006 was another strong year. Prudential Corporation Asia's new business APE grew by 30 per cent to GBP956 million. New business profit margins remain robust at 54 per cent with the net 2 per cent change from 56 per cent in 2005 at RER, principally attributed to higher proportion of new business in the mix from lower margin geographies. The percentage of unit linked products, which are more capital efficient, remained high at 64 per cent compared to 63 per cent in 2005.

Long-term EEV operating profits of GBP829 million are up 42 per cent over 2005 and are principally driven by new business profits of GBP514 million and an 89 per cent increase in in-force profits, from GBP167 million in 2005 to GBP315 million in 2006. This includes the increase in unwind across all countries, positive operating assumption changes of GBP45 million together with positive experience and other variances of GBP16 million.

Operating assumption changes include positive mortality and persistency assumption changes which are the net result of a number of small movements in countries across the region. In addition there are positive expense assumption changes, primarily the result of uplifting the Prudential Asset Management (PAM) profit assumptions across Asia.

Within experience variances, there is a positive persistency experience variance which is the net result of a number of small variances in countries across the region. There is negative expense experience in China and India, as expected, as these operations expand rapidly.

Total EEV shareholders' funds at 31 December 2006 were GBP2.5 billion, up 28 per cent on 31 December 2005.

IFRS operating profits increased 11 per cent to GBP189 million, compared to 2005, excluding 2005 net exceptional items of positive GBP30 million. This reflects the steady increase in profits from the established markets of Singapore, Malaysia and Hong Kong with total IFRS operating profits of GBP139 million, and the emergence of profits on the IFRS basis from some of the newer operations as they build scale. Total shareholders' funds on the IFRS basis, of GBP1.29 billion, increased by 12 per cent compared to 2005.

IRRs for Asia were in excess of 20 per cent for 2006. In Asia Prudential has target IRRs on new business at a country level of 10 percentage points over the country risk discount rate. Risk discount rates vary from 5 per cent to 18 per cent depending upon the risks in each country market. These target rates of return are average rates and the marginal return on capital on a particular product could be above or below the target.

As expected, overall Prudential Asia became a net contributor of cash to the Group with a net remittance of surplus capital of GBP28 million during 2006.


5. Outlook for 2007

The opportunities for profitable growth in Asia remain compelling and Prudential is very well placed with an excellent platform.

The focus going forward will be continuing to focus on developing its existing strengths in terms of growing agency scale and productivity, improving and expanding partnership distribution and continuing product innovation.

There is also the opportunity to deepen and strengthen relationships with the over 9 million customers already on the books with a disciplined and systematic approach. The retirement opportunity is clear and Prudential is developing a comprehensive approach to this in terms of accumulation, drawn down and associated protection needs. Prudential Asia will be leveraging its very successful Korean media campaign 'What's your number' to other markets during 2007.

Prudential has not leveraged its strengths to building scale direct distribution as yet and this will be a priority in the future.

Prudential will also be re-examining its approach to health products as there are significant opportunities to create value for shareholders and customer above and beyond what is already being done.

Prudential remains committed to the target of at least doubling its 2005 new business profit by 2009, and expect to generate increasing levels of cash from the region.

In summary, the outlook for the life insurance business in 2007 remains very positive.


Asset Management


Global


The Prudential Group's asset management businesses are very successful. Not only do they provide value to the insurance businesses within the Group, but also are important profit generators in their own right, with low capital requirements and generating significant cash flow for the Group.

The asset management businesses are well placed to capitalise on their leading market positions and strong track records in investment performance to deliver net flows and profit growth as well as strategically diversifying the Group's investment propositions in retail financial services (RFS) markets that are increasingly favouring greater product transparency, greater cross-border opportunities and more open-architecture investment platforms. Wholesale profit streams are also growing.

The Group's asset management businesses operate different models and under different brands tailored to their markets and strengths, but are increasingly working together by managing money for each other with clear regional specialism, distributing each others' products and sharing knowledge and expertise, such as credit research.

Each business and its performance in 2006 is summarised below.


M&G

                                                                           CER                       RER
                                                          2006            2005        Change        2005    Change
                                                          GBPm            GBPm             %        GBPm         %

Gross investment flows                                  13,486           7,916           70%       7,916       70%
Net investment flows                                     6,101           3,862           58%       3,862       58%
Underlying profit before PRF
    performance related fees                               177             138           28%         138       28%

Total IFRS operating profit*                               204             163           25%         163       25%

*Based on longer-term investment returns.



1. Market review and summary of strategy

M&G is Prudential's UK and European fund management business and has GBP164 billion of funds under management, of which GBP119 billion relates to Prudential's long-term business funds. M&G aims to maximise profitable growth by operating in markets where it has a leading position and competitive advantage, including retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. M&G also manages Prudential's balance sheet for profit.

M&G is an investment-led business with a demonstrable focus on performance delivery and aims to offer attractive products in a variety of macro-economic environments. M&G has scale in all key asset classes: it is one of the largest active managers in the UK stock market, one of the largest bond investors in the UK and one of the UK's largest property investors.

M&G is made up of three distinct and autonomous businesses - Retail, Wholesale and Prudential Finance - each with its own strategy for the markets in which it operates.

The UK and European retail asset management industry has grown strongly during 2006 as rising stock markets have increased the value of existing funds under management and attracted investors back into the market. M&G's retail strategy is to maximise the leverage of its strong investment performance, multi-channel distribution and efficient operating platform.

The asset management sector has continued to benefit from the increasing shift by retail investors from opaque to transparent investment products, such as unit trusts, and M&G's range of market leading funds has positioned it well to benefit from this trend. European cross-border distribution has accelerated and the trend in favour of 'Open Architecture' in both the UK and Europe has continued to open up significant bank and life company distribution opportunities. Parallel to this, distribution of mutual funds has become increasingly intermediated and has been accompanied by the rise of professional buyers who demand higher levels of service and investment information, areas in which M&G has considerable expertise.

Institutional markets are demanding increasingly sophisticated and tailored products and 2006 saw a rising awareness of asset/liability matching and a continued shift from balanced to specialist mandates. These trends, plus the increased role of fixed income within portfolios, continue to play to the strength and scale of M&G's wholesale business.

M&G's wholesale strategy is twofold: to add value to its internal clients through investment performance, liability matching and investment in innovative and attractive areas of capital markets and to utilise the skills developed primarily for internal funds to build new business streams and diversify revenues. Examples of new business streams include leveraged loans, collateralised debt obligations (CDOs), infrastructure finance and the Episode global macro hedge fund. Demand has increased for alternative investments and structured credit expertise, meaning that managers who offer value-adding skills, such as M&G, are able to command attractive margins. With its strong track record and market leading reputation, M&G remains well placed to continue to benefit from this trend.

Prudential Finance was set up to manage Prudential's balance sheet for profit. In addition to acting as the internal banker to the Prudential Group and its subsidiaries, Prudential Finance's strategy is to leverage Prudential's and M& G's positioning and skills for profit. Its activities include bridging transactions, property financing and securities lending with a focus on deals which have high profitability and capital velocity but low capital usage.


2. Current year initiatives

M&G maintained its reputation for strong fund performance and product innovation during 2006 and continued to expand its multi-channel distribution model.

In the retail market, the excellent fund performance of M&G's fund range was recognised by M&G being named Best Equity Group (Large) and Best Non UK Equity Group (Large) at the Lipper Fund Awards 2006. M&G continued to innovate during the year by extending its fixed income and property fund ranges with the launch of two new funds, the M&G Optimal Income Fund and the M&G European Property Fund. M&G expanded its retail distribution in 2006 by adding Spain to the European countries in which it operates and in the UK significantly expanded its links with life company platforms.

In the wholesale marketplace, M&G benefited from increasing demand from clients for specialist mandates and liability matching, both of which are core areas of expertise for M&G. Strong fund performance was maintained with 86 per cent of segregated funds beating their benchmark over one year and 90 per cent over three years. M&G continued to develop its market leading positions in structured credit and leveraged loans and also its position in infrastructure finance. Utilising skills developed for the internal funds, M&G has built significant new business streams with external third parties over the past five years. In structured credit, seven new CDOs were launched in 2006 and M&G was named CDO manager of the year by the International Securitisation Report. M&G's infrastructure fund, InfraCapital, made its first purchase as part of a consortium which made a successful bid for Associated British Ports plc.

Following a soft launch in August 2005, M&G rolled out its Episode global macro hedge fund in February last year, a fund which again uses investment expertise originally developed for internal funds. Episode has been a notable success with external clients and by year-end had reached assets under management of US$1.5 billion.


3. Financial results and performance

M&G delivered significant profit growth during 2006 on the back of rising market levels, strong net inflows and continued business diversification. Operating profits, which include performance related fees (PRF), increased 25 per cent to GBP204 million. Underlying profits, excluding PRF, were GBP177 million, an increase of 28 per cent compared to the previous year. PRF increased by 11 per cent over 2005, totalling GBP27 million for 2006. As a result, M&G's cost income ratio improved from 66 per cent to 64 per cent in 2006.

In addition to adding significant value via the management of Prudential's internal funds, M&G remains an important generator of earnings and cash for the Prudential Group. Since 2002, M&G has delivered strong profit growth which has seen underlying profits more than triple.

Outstanding fund performance led to record fund inflows into M&G's retail and wholesale businesses during 2006. Gross fund inflows were GBP13.5 billion, an increase of 70 per cent on the previous year. Net fund inflows were their highest ever, increasing by 58 per cent to GBP6.1 billion. External funds under management grew significantly, up 24 per cent to GBP45 billion, and at this level represent over a quarter of M&G's total funds under management.

In the retail marketplace, demand remained strong for M&G's high alpha equity and competitive fixed income and property offerings, with gross fund inflows increasing by 75 per cent to GBP6.7 billion and net fund inflows more than doubling to GBP3.1 billion. Product innovation has remained key for opening up new markets for M&G and 66 per cent of gross mutual fund inflows in 2006 through UK and European distribution channels were into funds launched or re-engineered within the past six years.

Sales were strong across all retail markets. Excellent progress was made in the UK and across the European markets of Germany, Austria, Switzerland, Luxembourg, Italy and Spain. In Germany, the first European market entered (in 2002), M&G is now the number three foreign provider and in just four years has risen to number nine in net sales against all providers in the German marketplace. In an official FERI ranking of the best selling funds by UK fund managers across the UK and Europe in 2006, M&G had three funds represented in the top 20. In South Africa, M&G's business was last year ranked number one by net inflows in the market only five years on from launch.

M&G's wholesale business also saw substantial growth, with gross fund inflows increasing by 66 per cent to GBP6.8 billion and net inflows rising 19 per cent to GBP3 billion. M&G's scale and market reputation in fixed income continued to position it very favourably in both traditional areas of the market, such as segregated funds, and alternative areas such as structured credit.


4. Outlook and forthcoming objectives

M&G's priorities for the year ahead are to:

  - deliver investment outperformance to its clients;
  - distribute through existing channels and exploit new opportunities;
  - leverage its scale and capabilities to develop innovative products for the retail and wholesale marketplaces;
  - deliver attractive returns to Prudential.


Asia

                                                                        CER                      RER
                                                            2006       2005       Change        2005       Change
                                                            GBPm       GBPm            %        GBPm            %

Net investment flows                                       2,532      1,321          92%       1,327          91%
Total IFRS operating profit*                                  50         11         355%          12         317%
*Based on longer-term investment returns.



1. Market review

The mutual fund market in Asia(2) has grown at a CAGR of 22 per cent from end 2003 to end 2006 with GBP720 billion of assets under management at 31 December 2006 with Japan and Korea accounting for over three quarters of the total FUM. China and India have been the fastest growing markets over this period with annual growth rates of 57 per cent and 31 per cent respectively.

Over the past few years, appetite for risk based products has gradually been increasing and during 2006, Asian investors have shown increased interest in equity-focused funds. Regulatory change has also continued to drive demand for Luxembourg based offshore products.



2. Prudential's strategy

Prudential's fund management business serves both the life companies in Asia by managing the life funds and by designing and managing the funds underlying the investment linked products and third-party customers through a growing mutual fund business.

Given that the majority of individuals' personal financial assets currently reside in bank deposits in Asia (Source: Citi Asia Pacific Household Balance Sheets 2005), Prudential continues to grow its third-party mutual fund business by developing strong customer propositions to cater to an estimated potential 450 million customers for mutual fund products in Asia. Prudential's strategy is underpinned by building local operating entities with local market knowledge and expertise and supporting these with strong regional capabilities.

Given the  significance  of bank  distribution,  broadening  distribution  reach
involves   developing  strong   relationships   with  regional  and  local  bank
distributors and providing better servicing.

Continued delivery of strong and consistent fund performance is essential in maintaining the credibility of the Prudential brand in this market.

Today, Prudential's fund management business in Asia is the 2nd largest retail fund management company in terms of Asia (ex Japan) sourced retail FUM as of June 2006 (Source: Asia Asset Management Sept 2006 for survey participants)(3). Including institutional and insurance assets, Prudential's fund management business was ranked in June 2006 as the third largest asset manager in terms of overall assets sourced in Asia ex Japan, compared with its 5th ranking in 2005.

--------------------------

(2) Asia here refers to the eight countries of China, India, Korea, Japan, Taiwan, Singapore, Malaysia(Private Funds) and Hong Kong(Local retail funds)
Sources: Cerulli Associates, Monetary Authority of Singapore, Association of Mututal Fund in India, Securities Inv Trust Association, KITCA

(3) Source: Asia Asset Management Sep 2006.

3. Progress in 2006

In 2006, Prudential entered three new markets: China, Vietnam and the UAE. In China, Prudential's joint venture with CITIC launched two retail mutual funds during the year and raised GBP414 million (Prudential share at GBP137 million). In Vietnam, Prudential launched its first mutual fund and an offshore fund investing in Vietnam, together raising GBP 163 million. A licence was obtained for doing business in the UAE, with an office in Dubai.

Prudential continued to build on its existing platform in Asia with specific focus on the markets of India, Korea and Japan. In India, Prudential's joint venture with ICICI Bank grew assets under management by 53 per cent; in Korea, Prudential's business grew assets by 33 per cent and in Japan - the region's largest market - assets grew by 20 per cent.

PRUPIM Singapore - a joint venture with PruPIM in the UK - was established with its first core fund with a gross asset value of US$616 million. This gives the business an entry into the real estate space which is a fast growing and attractive segment of the business.


4. Financial results and performance

Prudential's fund management business achieved record net inflows for 2006, with GBP2.5 billion being almost twice that of 2005. This reflects the strengths of the Asian Fund Management's geographic and product diversification.

Prudential's total FUM as at 31 December were GBP29.2 billion and included GBP6.2 billion of assets from the Group, GBP10.6 billion from Prudential Corporation Asia's life funds and GBP12.3 billion from the retail operations. This is an increase of 22 per cent from 31 December 2005, though mutual funds through the retail operations grew by 33%.

IFRS profits from fund management operations were GBP50 million, up 85 per cent on 2005, excluding 2005 exceptional items.


5. Outlook for 2007

The main focus for 2007 will be to continue to pursue profitable opportunities in all markets but more specifically in the key growth markets of China and India and the large Japanese and Korean markets. The fund range will continue to be expanded through expanding both onshore and offshore funds and developing real estate and Islamic funds. Distribution will be broadened and deepened through relationships with channel partners in the individual countries and regionally.



PPM America

1. Market review and summary of strategy

PPMA manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides investment services to other affiliated and unaffiliated institutional clients including CDOs, private investment funds, institutional accounts, and mutual funds.

PPMA's strategy is focused on effectively  managing existing assets,  maximizing
synergies  with  international   asset  management   affiliates  and  leveraging
investment management capabilities across the Prudential Group.

A summary of PPMA's year-end 2006 assets under management follows:


PPMA funds under management
  (US$ billions)                                  US             UK           Asia          Total

Insurance                                       45.5           16.3            0.5           62.3
Retail                                           0.0            2.5            5.0            7.5
Institutional                                    0.2            0.0            0.0            0.2
CDOs                                             3.6            0.0            0.0            3.6
Total                                           49.3           18.8            5.5           73.6



2. Current year initiatives

During 2006, PPMA executed several initiatives to improve operational effectiveness and scalability, including the enhancement of fixed income analytical capabilities. Initiatives designed to maximise synergies within the Group included leveraging PPMA's capabilities to manufacture financial products distributed by affiliates.


3. Financial results and performance

Investment performance was favourable in 2006, particularly across US affiliate portfolios, the US public equity and fixed income components of the portfolios managed for UK affiliates and CDOs.

IFRS operating profit in 2006 was GBP12 million versus GBP20 million in 2005. The 2005 results benefited from a GBP5 million positive non-recurring item related to revaluation of a CDO.


4. Outlook and forthcoming objectives

The 2007 outlook is positive driven by current momentum, favourable economic and market conditions, and the growth prospects of internal clients.



Banking


Egg


1.      Market review and summary of strategy

The high level of consumer indebtedness has led to a sharp increase in the number of individuals seeking to restructure their credit obligations. This has been observed through higher levels of personal bankruptcies and individual voluntary arrangements: the number of personal insolvencies has risen at an annual rate of over 50 per cent. These factors have given rise to increased bad debt provisions across the UK banking industry.

In January 2007, Prudential concluded that its current banking business does not represent the best opportunity for it to drive profitable growth in the future and it announced the sale of Egg to Citi for GBP575 million, with the transaction expected to complete later in 2007, subject to regulatory approvals. Citi is the largest credit card issuer in the world and a group that is well placed to develop and grow Egg's franchise. As part of the transaction, Prudential has agreed in principle outline terms of a five-year agreement to distribute life and pension products through Egg. Prudential has also been selected as a strategic provider to Citi for the distribution of life insurance products to Citi's consumer banking customers in Thailand, Indonesia and the Philippines. The transaction will improve Prudential's capital position and is expected to increase Prudential's solvency surplus under FCD by an estimated GBP300 million.


2. Financial results and performance

Egg's total operating loss in 2006 was GBP145 million, compared with a profit of GBP44 million in 2005. This result reflects a marked deterioration in industry-wide consumer behaviour. This has resulted in a reduction of net borrowing on credit cards as consumers reduce their spending and borrowing. In addition, bad debt experience is considerably worse than expected, particularly in relation to personal loans.

During 2006, Egg made a number of changes to its lending approach. On unsecured loans, Egg's strategy was to tactically reduce its exposure and it tightened the acceptance criteria throughout the year. This resulted in a significantly reduced level of sales, and associated insurance income. Egg also changed its approach to the management of the credit card book, and it adopted the standard industry policy of charging variable interest rates in relation to a customer's expected risk profile.

Throughout the industry, 2006 saw an increase in the application of balance transfer fees therefore reducing the levels of balance transfer activity.

Egg's net interest income of GBP330 million increased 6 per cent in 2006. Slightly lower customer balances were offset by the effects of a higher interest rate environment.

Non-interest income reduced by 36 per cent to GBP138 million following a significant reduction in personal loan insurance income as Egg reduced its exposure to the unsecured loans business. Total new loan sales reduced to 83,000, which is approximately 50 per cent of the new volumes achieved in 2005. In addition, payment protection insurance (PPI) penetration rates were far lower than that experienced in 2005. Other non-interest card income is lower than 2005, reflecting consumer spend patterns and continuing regulatory focus on the creditor insurance market, resulting in reductions in commission revenue earned.

Egg's loan book performance reflects the industry wide increase in consumers using individual voluntary arrangements, debt management companies and in some cases bankruptcy to alleviate their debt burden. Within the Egg personal loan portfolio, the number of customers employing debt management companies in the last quarter increased 18 per cent on the prior quarter. These arrangements typically result in lower recoveries from customers than have historically been achieved via Egg's collection strategies. The overall deterioration in credit led to the total charge for bad debts increasing by GBP143 million to GBP382 million.

Restructuring costs of GBP12 million were incurred during 2006.




OTHER CORPORATE INFORMATION

Balance sheet

Explanation of balance sheet structure


The Group's capital on an IFRS basis comprises of shareholders' funds of GBP5,488 million, subordinated long-term and perpetual debt of GBP1,989 million, other core structural borrowings of GBP1,074 million and the unallocated surplus of with-profits funds of GBP13.6 billion.

Subordinated or hybrid debt is debt capital which has some equity-like features and which would rank below other senior debt in the event of a liquidation. These features allow hybrid debt to be treated as capital for FSA regulatory purposes. All of the Group's hybrid debt which qualifies in this way is held at the Group level and is therefore taken as capital into the parent solvency test under the FCD.

The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 debt and Lower Tier 2 debt. Up to 15 per cent of Tier 1 can be in the form of hybrid debt and called ' Innovative Tier 1'. At 31 December 2006, the Group held GBP763 million of Innovative Tier 1 capital, in the form of perpetual securities, GBP201 million of Upper Tier 2 and GBP1,152 million of Lower Tier 2 capital. Following the implementation of the FCD, it is advantageous to the Group from a regulatory capital standpoint to raise its long-term debt in hybrid form and it is the Group's policy to take advantage of favourable market conditions as they arise to do so.

The unallocated surplus of the with-profits funds represents assets in the life fund which have not yet been allocated either to policyholders or shareholders. They are not generally available to the Group other than as they emerge through the statutory transfer of the shareholders' share of the surplus as it emerges from the Fund over time.


Weighted Average Cost of Capital (WACC)

Prudential's commitment to its shareholders is to maximise the value of Prudential over time by delivering superior financial returns.

Prudential's weighted average cost of capital (WACC) is circa 9.6 per cent, which is based on the net core debt and shares outstanding at the end of 2006, an equity market premium of four per cent and a market beta of 1.4. Prudential's WACC has increased since the end of 2005 largely due to an increase in interest rates and to equity forming a greater proportion of capital.


Shareholders' borrowings and financial flexibility

Net core structural borrowings at 31 December 2006 were GBP1,493 million compared with GBP1,611 million at 31 December 2005. This reflects the net cash outflow of GBP104 million, exchange conversion gains of GBP240 million and other adjustments of GBP18 million.

After adjusting for holding company cash and short-term investments of GBP1,119 million, core structural borrowings of shareholder-financed operations (excluding Egg) at the end of 2006 totalled GBP2,612 million, compared with GBP2,739 million at the end of 2005. This decrease reflected exchange conversion gains of GBP135 million and other adjustments of GBP8 million.

Core long-term loans at the end of 2006 included GBP1,626 million at fixed rates of interest with maturity dates ranging from 2007 to perpetuity. GBP890 million of the core borrowings were denominated in US dollars, to hedge partially the currency exposure arising from the Group's investment in Jackson.

Prudential has in place an unlimited global commercial paper programme. At 31 December 2006, commercial paper of GBP198 million, US$3,449 million and EUR85 million has been issued under this programme. Prudential also has in place a GBP5,000 million medium-term note (MTN) programme. At 31 December 2006, subordinated debt outstanding under this programme was GBP435 million and EUR520 million, and senior debt outstanding was US$18 million and GBP5 million. In addition, the holding company has access to GBP1,600 million committed revolving credit facilities, provided by 16 major international banks and a GBP500 million committed securities lending liquidity facility. These facilities have not been drawn on during the year. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group's insurance and asset management operations are funded centrally. Egg, as a separate bank, is responsible for its own financing. The Group's core debt is managed to be within a target level consistent with its current debt ratings. At 31 December 2006, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 11.2 per cent compared with 13.5 per cent at 31 December 2005.

Prudential plc enjoys strong debt ratings from both Standard & Poor's and Moody's. Prudential long-term senior debt is rated A+ (stable outlook), A2 (stable outlook) and AA- from Standard & Poor's, Moody's and Fitch respectively, while short-term ratings are A1, P-1 and F1+.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings (excluding Egg), interest cover was 12.2 times in 2006 compared with 10.8 times in 2005.


Treasury policy

The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential's capital funding programme, which includes the GBP5,000 million MTN programme together with the unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

In the UK and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the US, Jackson uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under fixed index policies.

It is Prudential's policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management.

Amounts at risk are covered by cash or by corresponding assets.

Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon conversion of results into pounds sterling. The currency exposure relating to the conversion of reported earnings is not separately managed, as it is not in the economic interests of the Group to do so. The impact of gains or losses on currency conversions is recorded as a component of shareholders' funds within the statement of recognised income and expense. The impact of exchange rate fluctuations in 2006 is discussed elsewhere in this OFR.


Unallocated surplus of with-profits

During 2006, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on a statutory basis, grew from GBP11.3 billion at 1 January to GBP13.6 billion at 31 December. This reflects an increase in the cumulative retained earnings arising on with-profits business that have yet to be allocated to policyholders or shareholders. The change in 2006 predominantly reflects the positive investment return earned by the PAC with-profits fund as a result of investment gains in the UK equity market.


Regulatory capital requirements

The Financial Conglomerates Directive, which affects groups with significant cross-sector activities in insurance and banking/investment services, came into force for Prudential from 1 January 2005. Prior to this, since 1 January 2001 Prudential was required to meet the solvency requirements of the Insurance Groups Directive ('IGD'), as implemented by the FSA. The FSA has implemented the FCD by applying the sectoral rules of the largest sector, hence a group such as Prudential is classified as an insurance conglomerate and is required to focus on the capital adequacy requirements of the IGD, the Consolidated Life Directive and the Insurance Company Accounts Directive.

The FCD requires a continuous parent company solvency test which requires the aggregating of surplus capital held in the regulated subsidiaries, from which Group borrowings are deducted, other than those subordinated debt issues which qualify as capital. No credit for the benefit of diversification is allowed for under this approach. The test is passed when this aggregate number is positive, and a negative result at any point in time is a notifiable breach of UK regulatory requirements.

Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for many of our Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

The FCD position will be submitted to the FSA by 30 April 2007 but is currently estimated to be around GBP1.0 billion. A further gain of GBP0.3 billion is expected to arise in 2007 from the sale of Egg Banking. The sale of Egg Banking implies that Prudential may again be designated an 'insurance group' rather than its current treatment as a financial conglomerate, and thus will be required to meet the requirements of the IGD. This should not have a significant impact on the Group, as the FSA's prudential requirements pertaining to insurance groups are very similar to those applying to insurance conglomerates, in particular because the FSA has decided to make the continuous parent solvency test mandatory from 31 December 2006 for all insurance groups.

The European Commission is continuing to develop a new prudential framework for insurance companies, 'the Solvency II project' that will update the existing life, non-life and insurance groups directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Like Basel 2, the new approach is expected to be based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk and enhanced disclosure requirements. However, the scope is wider than Basel 2 and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements.

A key aspect of Solvency II is the focus on risks and, for example, capital requirements will be calibrated to a one year Value at Risk with a 99.5% confidence level. Companies will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to enable a better understanding of risks. The emphasis on transparency and comparability would ensure a level playing field but not delivering this remains one of the key risks for the project.

Prudential is actively engaged in policy discussions mainly through its participation in the Chief Risk Officer (CRO) Forum of major European insurance firms. Prudential has been emphasising the importance of level playing fields, in particular in connection with the treatment of operations outside the EU.

The Commission intends to adopt proposals for a framework directive in mid 2007 which will contain high-level principles. These principles will be supplemented by implementing measures that will be adopted by the Commission and EU member states. Solvency II is then intended to be implemented around 2010. It is important that the EU policy makers keep up the progress to enable implementation by the suggested date.

During 2006, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) invited EU insurance industry to participate in the second quantitative impact study, which provided useful input for supervisors and industry alike. The EU insurance industry will be participating in another quantitative impact study during the first half of 2007 with a view to provide quantitative input into the calibration of the capital requirements. Participation in these exercises involves a substantive commitment and is expected to yield benefits by providing evidence leading to a truly risk-based capital requirement.



Financial strength of insurance operations


United Kingdom

The PAC's long-term fund remains very strong. On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets are valued at approximately GBP8.7 billion at 31 December 2006, before a deduction for the risk capital margin. The fund is rated AA+ by Standard & Poor's, Aa1 by Moody's and AA+ by Fitch Ratings.

The with-profits sub-fund delivered a pre-tax return of 12.4 per cent in 2006, and over the last five years the fund has achieved a total return of 63.8 per cent against 41.1 per cent for the FTSE 100 total return and 50.2 per cent for the FTSE All-Share (Total Return) index (figures are to 31 December 2006, before tax and charges). Much of this excellent investment performance was achieved through the active asset allocation of the fund. As part of its asset allocation process, Prudential UK constantly evaluates prospects for different markets and asset classes. During the year Prudential UK decreased its exposure to equities while increasing its exposure to corporate bonds and alternative assets, reflecting Prudential UK's view that increased diversification in the assets of the with-profits sub-fund was appropriate.

The table below shows the change in the investment mix of Prudential UK's main with-profits fund:

                                                   2006          2005          2004
                                                      %             %             %

UK equities                                          36            40            33
International equities                               17            19            15
Property                                             15            15            18
Bonds                                                25            21            29
Cash and other assets classes                         7             5             5

Total                                               100           100           100



United States

The capital adequacy position of Jackson remains strong, having improved the capital ratio from 9.2 per cent in 2005 to 9.8 per cent in 2006. Jackson's statutory capital, surplus and asset valuation reserve position improved year-on-year by US$193 million, after deducting the US$200 million of capital remitted to the parent company. Jackson's financial strength is rated AA by Standard & Poor's and A1 by Moody's.

Jackson's invested asset mix on a US regulatory basis (excludes policy loans and reverse repo leverage) is as follows:

                                                   2006          2005          2004
                                                      %             %             %

Bonds:
Investment Grade Public                              60            58            60
Investment Grade Private                             18            19            19
Non-Investment Grade Public                           4             5             4
Non-Investment Grade Private                          1             2             2
Commercial mortgages                                 12            11            11
Private equities and real estate                      3             3             3
Equities, cash and other assets                       2             2             1

Total                                               100           100           100


Asia

Prudential Corporation Asia maintains solvency margins in each of its operations so that these are at or above the local regulatory requirements. Across the region less than 40 per cent of non-linked funds are invested in equities. Both Singapore and Malaysia have discrete life funds, and have strong free asset ratios. The Hong Kong life operation is a branch of Prudential Assurance Company Limited and its solvency is covered by that business. Taiwan has Risk Based Capital regulatory solvency margins and Prudential ensures sufficient capital is retained in the business to cover these requirements.


Redress of mortgage endowment products

PAC's main long-term business with-profits fund paid compensation of GBP'11 million in 2006 in respect of mortgage endowment product mis-selling claims and held a provision of GBP60 million at 31 December 2006 to cover further claims. These compensation payments and provisions have had no impact on policyholders' asset shares. As a result, policyholders' bonuses and the shareholders' share of these bonuses are unaffected, resulting in no impact on the Group's profit before tax.

A provision of GBP5 million was held at 31 December 2006 by shareholders' funds to cover potential compensation in respect of mis-selling claims for Scottish Amicable mortgage endowment products sold since the acquisition of Scottish
Amicable in 1997. In addition, a provision of GBP45 million was held at 31 December 2006 for the closed Scottish Amicable Insurance Fund (SAIF) in respect of mortgage endowment products sold prior to acquisition. This provision has no impact on shareholders. No further Scottish Amicable mortgage endowment products were sold after April 2001.

In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.


Inherited estate of Prudential Assurance

The assets of the main with-profits fund within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.

The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

PAC believes that it would be beneficial if there were greater clarity as to the status of the Inherited Estate. As a result PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate. As part of this process a Policyholder Advocate has been nominated to represent policyholders' interests. This nomination does not mean that a reattribution will occur.

Given the size of the Group's with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.


Defined benefit pension schemes

The Group operates four defined benefit schemes, three in the UK, of which the principal scheme is the Prudential Staff Pension Scheme (PSPS), and a small scheme in Taiwan. The level of surplus or deficit of assets over liabilities for defined benefit schemes is currently measured in three ways: the actuarial valuation, FRS 17 (for subsidiary accounting in the UK), and IAS 19 for the Group financial statements. FRS 17 and IAS 19 are very similar. As at 31 December 2006 the shareholders' share of the GBP65 million surplus for PSPS and the deficits of the other schemes amounted to an GBP8 million deficit net of related tax relief.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2005 and this valuation demonstrated the Scheme to be 94 per cent funded, with a shortfall of actuarially determined assets to liabilities of 6 per cent, representing a deficit of GBP243 million.

The finalisation of the valuation as at 5 April 2005 was accompanied by changes to the basis of funding for the scheme. For 2006 and future years deficit funding amounts designed to eliminate the actuarial deficit over a 10-year period have been and are being made. Total contributions to the Scheme for deficit funding and employer's contributions for ongoing service for current employees are expected to be of the order of GBP70-75 million per annum over a 10-year period. However in 2006 total contributions, including amounts in arrears for the scheme year to 5 April 2006, were GBP137 million.

Under IAS 19 the basis of valuation differs markedly from the full triennial valuation basis. In particular, it requires assets of the Scheme to be valued at their market value at the year-end, while pension liabilities are required to be discounted at a rate consistent with the current rate of return on a high quality corporate bond. As a result, the difference between IAS 19 basis assets and liabilities can be volatile. For those schemes such as PSPS, which hold a substantial proportion of their assets in equity investments, the volatility can be particularly significant. For 2006, a GBP28 million pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result, but included in total profits is a pre-tax shareholder credit of GBP167 for net actuarial gains. These gains primarily represent the difference between actual and expected investment returns for the schemes and the reduction in liabilities caused by an increase in the discount rate caused by increases in corporate bond returns.

In 2006 the PSPS asset allocation was altered away from equity investments such that at 31 December 2006 the market value of equities for the Group's defined benefit schemes represented 31 per cent (2005: 52 per cent) of the total asset value, whilst the bond portfolio accounted for 43 per cent (2005: 34 per cent).

Surpluses and deficits on the Group's defined benefit schemes are apportioned to the PAC life fund and shareholders' funds based on estimates of employees' service between them. At 31 December 2005, the deficit on the PSPS Scheme was apportioned in the ratio 70/30 between the life fund and shareholder-backed operations. This ratio was determined following extensive analysis of the source of the cumulative funding for the scheme to that date. This basis has been applied for 2006 to the assets and liability movements relating to the start position and also to the deficit funding paid in the year. However, the IAS 19 service cost for the year and employer contributions for ongoing service of current employees have been apportioned in the ratio relevant to current activity. At 31 December 2006, the total share of the surplus on PSPS and the deficit on the much smaller Scottish Amicable scheme attributable to the PAC life fund amounted to a net surplus of GBP66 million net of related tax relief.



PRUDENTIAL PLC 2006 PRELIMINARY ANNOUNCEMENT

RESULTS SUMMARY

European Embedded Value (EEV) Basis Results*                                                           2006       2005
                                                                                                       GBPm       GBPm

UK Insurance Operations                                                                                 686        426
M&G                                                                                                     204        163
Egg                                                                                                    (145)        44

UK Operations                                                                                           745        633
US Operations                                                                                           718        755
Asian Operations                                                                                        864        568
Other Income and Expenditure                                                                           (298)      (244)
UK restructuring costs                                                                                  (53)
                                                                                                                     -
Operating profit from continuing operations based on longer-term investment returns                   1,976      1,712
Goodwill impairment charge                                                                                        (120)
                                                                                                          -
Short-term fluctuations in investment returns                                                           745      1,068
Mark to market value movements on core borrowings                                                        85        (67)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes          207        (47)

Effect of changes in economic assumptions and time value of cost of options and guarantees               59       (302)

Profit from continuing operations before tax                                                          3,072      2,244


Operating earnings per share from continuing operations after related tax and minority interests*      57.6p      56.6p

Basic earnings per share                                                                               91.7p      66.9p
Shareholders' funds, excluding minority interests                                                  GBP11.9bn  GBP10.3bn



International Financial Reporting Standard (IFRS) Basis Results*

Statutory IFRS basis results                                                                            2006       2005

Profit after tax attributable to equity holders of the Company                                       GBP874m    GBP748m
Basic earnings per share                                                                               36.2p      31.6p
Shareholders' funds, excluding minority interests                                                   GBP5.5bn   GBP5.2bn


Supplementary IFRS basis information

Operating profit from continuing operations based on longer-term investment returns                  GBP893m    GBP957m
Operating earnings per share from continuing operations after related tax and minority interests*      26.4p      32.2p


                                                                                                        2006       2005
Dividends per share declared and paid in reporting period                                             16.44p     15.95p

Dividends per share relating to reporting period                                                      17.14p     16.32p

Funds under management                                                                              GBP251bn   GBP234bn



*Basis of preparation

The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. The basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2005 full year results and financial statements.

Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after tax and minority interests. These profits exclude goodwill impairment charges, short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

SUMMARY CONSOLIDATED INCOME STATEMENT

                                                                                                      2006         2005
                                                                                                      GBPm         GBPm

UK Insurance Operations                                                                                686          426
M&G                                                                                                    204          163
Egg                                                                                                   (145)          44

UK Operations                                                                                          745          633
US Operations                                                                                          718          755
Asian Operations                                                                                       864          568
Other Income and Expenditure                                                                          (298)        (244)
UK restructuring costs                                                                                 (53)           -

Operating profit from continuing operations based on longer-term investment returns                  1,976        1,712
Goodwill impairment charge                                                                                         (120)
                                                                                                         -
Short-term fluctuations in investment returns                                                          745        1,068
Mark to market value movements on core borrowings                                                       85          (67)
Shareholders' share of actuarial and other gains and losses on defined benefit pension                 207          (47)
schemes
Effect of changes in economic assumptions and time value of cost of options and guarantees              59         (302)
Profit from continuing operations before tax (including actual investment returns)                   3,072        2,244
Tax                                                                                                   (859)        (653)

Profit from continuing operations for the financial year after tax before minority interests         2,213        1,591
Discontinued operations (net of tax)                                                                     -            3

Profit for the year                                                                                  2,213        1,594

Attributable to:
Equity holders of the Company                                                                        2,212        1,582
Minority interests                                                                                       1           12

Profit for the year                                                                                  2,213        1,594




Earnings per share (in pence)                                                                         2006        2005

From operating profit, based on longer-term investment returns, after related tax and
minority interests                                                                                   57.6p       56.6p
Adjustment for goodwill impairment charge                                                                -       (5.1)p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns
(after related minority interests)                                                                   22.0p       30.6p
Adjustment for mark to market value movements on core borrowings                                      3.5p       (2.8)p
Adjustment for post-tax shareholders' share of actuarial and other gains and losses on
defined benefit pension schemes                                                                       6.0p       (1.4)p
Adjustment for post-tax effect of changes in economic assumptions and time value of cost of
options and guarantees                                                                                2.6p      (11.1)p

Based on profit from continuing operations after minority interests                                  91.7p       66.8p

Based on profit from discontinued operations after minority interests                                    -        0.1p

Based on profit for the year after minority interests                                                 91.7p       66.9p

Average number of shares (millions)                                                                   2,413       2,365

Dividends per share ( in pence)                                                                        2006        2005
Dividends relating to reporting period:
Interim dividend (2006 and 2005)                                                                      5.42p       5.30p
Final dividend  (2006 and 2005)                                                                      11.72p      11.02p

Total                                                                                                17.14p      16.32p

Dividends declared and paid in reporting period:
Current year interim dividend                                                                         5.42p       5.30p
Final dividend for prior year                                                                        11.02p      10.65p

Total                                                                                                16.44p      15.95p





TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

INSURANCE PRODUCTS AND INVESTMENT PRODUCTS*

                                                       Insurance Products*    Investment Products*          Total
                                                          2006       2005        2006       2005         2006      2005
                                                          GBPm       GBPm        GBPm       GBPm         GBPm      GBPm

UK Operations                                            7,192      7,193      13,486      7,916       20,678    15,109
US Operations                                            5,981      5,023           -          -        5,981     5,023
Asian Operations                                         1,921      1,485      20,408     18,457       22,329    19,942

Group Total                                             15,094     13,701      33,894     26,373       48,988    40,074





INSURANCE PRODUCTS - NEW BUSINESS PREMIUMS AND CONTRIBUTIONS*


                                                   Single              Regular         Annual Premium  Present Value of
                                                                                     and Contribution    New Business
                                                                                        Equivalents        Premiums
                                                  2006       2005     2006      2005     2006     2005     2006    2005
                                                  GBPm       GBPm     GBPm      GBPm     GBPm     GBPm     GBPm     GBPm
UK Insurance Operations
Direct to customer
Individual annuities                               816        720        -         -       82       72      816      720
Individual pensions and life                        60         29        9        11       15       14       99       70
Department of Work and Pensions rebate             161        244        -         -       16       24      161      244
business

Total                                            1,037        993        9        11      113      110    1,076    1,034

Business to Business
Corporate pensions                                 536        242      162       146      216      170    1,071      772
Individual annuities                               264        212        -         -       26       21      264      212
Bulk annuities                                      85        511        -         -        8       51       85      511

Total                                              885        965      162       146      250      242    1,420    1,495

Intermediated distribution*
Life                                               961      1,112        5         6      101      118      995    1,149
Individual annuities                               919        995        -         -       92      100      919      995
Individual and corporate pensions                  130        108       22        25       35       36      228      195

Total                                            2,010      2,215       27        31      228      254    2,142    2,339

Partnerships
Life                                               840        814        3         3       87       84      855      835
Individual and bulk annuities
Bulk annuity reinsurance from the Scottish         560          -        -         -       56        -      560        -
Amicable Insurance Fund*
Individual and other bulk annuities              1,500      1,814        -                150      182    1,500    1,814
                                                                                   -
Total                                            2,900      2,628        3         3      293      266    2,915    2,649

Europe
Life                                               159        201        -         -       16       20      159      201
Total UK Insurance Operations                    6,991      7,002      201       191      900      892    7,712    7,718
US Operations
Fixed annuities                                    688        788        -         -       69       79      688      788
Fixed index annuities                              554        616        -         -       55       62      554      616
Variable annuities                               3,819      2,605        -         -      382      261    3,819    2,605
Life                                                 8         11       17        14       18       15      147      137
Guaranteed Investment Contracts                    458        355        -         -       46       35      458      355
GIC - Medium Term Notes                            437        634        -                 44       63      437      634
                                                                                   -
Total US Operations                              5,964      5,009       17        14      614      515    6,103    5,135

Asian Operations
China                                               27         17       36        23       39       25      198      144
Hong Kong                                          355        289      103        83      139      112      933      741
India (Group's 26% interest)                        20          4      105        57      107       57      411      215
Indonesia                                           31         42       71        42       74       46      269      186
Japan                                               68         30        7         4       14        7       97       50
Korea                                              103         29      208       132      218      135    1,130      578
Malaysia                                             4          9       72        66       72       67      418      383
Singapore                                          357        284       72        58      108       86      803      704
Taiwan                                              92        124      139       150      148      162      743      912
Other                                               15          9       36        33       37       34      130      126

Total Asian Operations                           1,072        837      849       648      956      731    5,132    4,039

Group Total                                     14,027     12,848    1,067       853    2,470    2,138   18,947   16,892





INVESTMENT PRODUCTS - FUNDS UNDER MANAGEMENT *

2006                                               1 Jan 2006     Gross     Redemptions      Market and     31 Dec 2006
                                                                inflows                 other movements
                                                         GBPm      GBPm            GBPm            GBPm            GBPm
UK Operations                                          36,196    13,486         (7,385)           2,649          44,946
Asian Operations                                       10,132    20,408        (17,876)           (411)          12,253
Group Total                                            46,328    33,894        (25,261)           2,238          57,199


                                                   1 Jan 2005     Gross     Redemptions      Market and     31 Dec 2005
                                                                inflows                 other movements
2005                                                     GBPm      GBPm            GBPm            GBPm            GBPm
UK Operations                                          28,705     7,916         (4,054)           3,629          36,196
Asian Operations                                        8,538    18,457        (17,130)             267          10,132
Group Total                                            37,243    26,373        (21,184)           3,896          46,328



* The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as "insurance" refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of
Schedule 1 to the Regulated Activities Order under FSA regulations.


Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one tenth of single new business amounts.

The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The tables above include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF) with a premium of GBP560m. The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. Accordingly, it is not part of covered business for EEV reporting purposes. The inclusion of the transaction between SAIF and PRIL as new business in the tables above reflects the transfer from SAIF to Prudential shareholders' funds of longevity risk, the requirement to set aside supporting capital and the entitlement to surpluses arising on this block of business from the reinsurance arrangement.

Consistent with the transfer from uncovered to covered business and reflecting the transfers above, the transaction has been accounted for as new business for EEV basis reporting purposes.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

UK and Asian investment products referred to in the table for funds under management above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. US investment products are no longer included in the table above as they are assets under administration rather than funds under management.

In previous periods new business premiums for intermediated distribution of UK Insurance Operations have included Department of Work and Pensions (DWP) rebate business for SAIF. As shareholders have no interest in SAIF, these are now excluded from the table above with comparatives restated accordingly. The amounts of new SAIF DWP rebate business written were GBP60m for 2006 and GBP83m for 2005.


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

OPERATING PROFIT FROM CONTINUING OPERATIONS BASED ON LONGER-TERM INVESTMENT RETURNS*

Results Analysis by Business Area                                                                2006           2005
                                                                                                 GBPm           GBPm
UK Operations
New business                                                                                      266            243
Business in force                                                                                 420            183
Long-term business                                                                                686            426
M&G                                                                                               204            163
Egg                                                                                             (145)             44

Total                                                                                             745            633

US Operations
New business                                                                                      259            211
Business in force                                                                                 449            530
Long-term business                                                                                708            741
Broker-dealer and fund management                                                                  18             24
Curian                                                                                             (8)           (10)

Total                                                                                             718            755

Asian Operations
New business                                                                                      514            413
Business in force                                                                                 315            163

Long-term business                                                                                829            576
Fund management                                                                                    50             12
Development expenses                                                                              (15)           (20)

Total                                                                                             864            568

Other Income and Expenditure
Investment return and other income                                                                  8             42
Interest payable on core structural borrowings                                                   (177)          (175)
Corporate expenditure:
Group Head Office                                                                                 (83)           (70)
Asia Regional Head Office                                                                         (36)           (30)
Charge for share-based payments for Prudential schemes                                            (10)           (11)

Total                                                                                            (298)          (244)

UK restructuring costs                                                                            (53)             -

Operating profit from continuing operations based on longer-term investment returns             1,976          1,712

Analysed as profits (losses) from:
New business                                                                                    1,039            867
Business in force                                                                               1,184            876

Long-term business                                                                              2,223          1,743
Asia development expenses                                                                         (15)           (20)
Other operating results                                                                          (179)           (11)
UK restructuring costs                                                                            (53)             -

Total                                                                                           1,976          1,712


* EEV basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees caused by economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this preliminary announcement.


EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS

MOVEMENT IN SHAREHOLDERS' CAPITAL AND RESERVES (excluding minority interests)

                                                                                  2006       2005

                                                                                  GBPm       GBPm
Profit for the year attributable to equity holders of the Company               2,212      1,582
Items recognised directly in equity:
Cumulative effect of changes in accounting policies on adoption of IAS              -        (25)
32, IAS 39 and IFRS 4, net of related tax, at 1 January 2005
Unrealised valuation movements on Egg securities classified as                     (2)        (1)
available-for-sale
Movement on cash flow hedges                                                        7         (4)
Exchange movements                                                               (359)       377
Related tax                                                                       (74)        65
Dividends                                                                        (399)      (380)
Acquisition of Egg minority interests                                            (167)         -
New share capital subscribed                                                      336         55
Reserve movements in respect of share-based payments                               15         15
Treasury shares:
Movement in own shares in respect of share-based payment plans                      6          0
Movement in Prudential plc shares purchased by unit trusts consolidated             0          3
under IFRS
Cumulative adjustment at 31 December 2006 net of related tax, for Jackson           7          -
National Life assets backing surplus and required capital (note 8)

Net increase in shareholders' capital and reserves                              1,582      1,687
Shareholders' capital and reserves at beginning of year (excluding             10,301      8,614
minority interests)

Shareholders' capital and reserves at end of year (excluding minority          11,883     10,301
interests)
Comprising:
UK Operations:
Long-term business                                                              5,813      5,132
M&G:
Net assets                                                                        230        245
Acquired goodwill                                                               1,153      1,153
Egg                                                                               292        303
                                                                                7,488      6,833
US Operations                                                                   3,360      3,418
Asian Operations:
Net assets                                                                      2,637      2,070
Acquired goodwill                                                                 172        172
Other Operations:
Holding company net borrowings (at market value)                               (1,542)    (1,724)
Other net liabilities                                                            (232)      (468)

Shareholders' capital and reserves at end of year (excluding minority          11,883     10,301
interests)




EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS


SUMMARISED CONSOLIDATED BALANCE SHEET
                                                                          2006      2005

                                                                          GBPm      GBPm
Total assets less liabilities, excluding insurance funds              183,130   174,231
Less insurance funds*:
Policyholder liabilities (net of reinsurers' share) and unallocated  (177,642) (169,037)
surplus of with-profits funds
Less shareholders' accrued interest in the long-term business           6,395     5,107
                                                                     (171,247) (163,930)

Total net assets                                                       11,883    10,301

Share capital                                                             122       119
Share premium                                                           1,822     1,564
Statutory basis shareholders' reserves                                  3,544     3,511
Additional EEV basis retained profit                                    6,395     5,107

Shareholders' capital and reserves (excluding minority interests)      11,883    10,301

* Including liabilities in respect of insurance products classified as investment products under IFRS 4.


NET ASSET VALUE PER SHARE (in pence)
                                                                          2006    2005
Based on EEV basis shareholders' funds of GBP11,883m (GBP10,301m)         486p    432p
Number of shares issued at year end (millions)                           2,444   2,387




EUROPEAN EMBEDDED VALUE (EEV) BASIS RESULTS


NOTES ON THE EEV BASIS RESULTS


(1)     Basis of preparation of results



The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).


The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations.


The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US Operations, contracts that are in substance the same as guaranteed investment contracts
(GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal fund management.


With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group's defined benefit pension schemes. A very small amount of UK group pensions business is also not modelled for EEV reporting purposes.


SAIF is a ring-fenced sub-fund of the PAC long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. In 2006, a bulk annuity arrangement between SAIF and Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary took place, as explained in note 5. Reflecting the altered economic interest from SAIF policyholders to Prudential shareholders, this arrangement represents a transfer from business of the Group that is not 'covered' to business that is 'covered' with consequential effect on the EEV basis results.


As regards the Group's defined benefit pension schemes, the surplus or deficit attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension scheme are excluded from the value of UK Operations and included in the total for Other Operations. The surplus and deficit amounts are partially attributable to the Prudential Assurance Company (PAC) with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the IFRS surplus or deficit, the shareholders' 10 per cent share of the PAC with-profits sub-fund's interest in the movement on the financial position of the schemes is recognised for EEV reporting purposes.


The  directors  are  responsible  for  the  preparation  of  the   supplementary
information in accordance with the EEV Principles.



The EEV basis results for 2006 and 2005 have been derived from the EEV basis results supplement to the Company's statutory accounts for 2006. The supplement included an unqualified audit report from the auditors.


(2)     Economic assumptions


Deterministic

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. This 'active' basis of assumption setting has been applied in preparing the results of all the Group's UK and US long-term business operations. For the Group's Asian Operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.


An exception to this general rule is that for countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.


Expected returns on equity and property asset classes are derived by adding a risk premium, also based on the long-term view of Prudential's economists in respect of each territory, to the risk-free rate. In the UK the equity risk premium is 4.0 per cent (2005: 4.0 per cent) above risk-free rates. The equity risk premium in the US is 4.0 per cent (2005: 4.0 per cent). In Asia, equity risk premiums range from 3.0 per cent to 5.8 per cent (2005: 3.0 per cent to 5.75 per cent). Best estimate assumptions for other asset classes, such as corporate bond spreads, are set consistently.


Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.




The table below summarises the principal financial assumptions:

                                                                                   2006          2005
                                                                                      %             %
UK Insurance Operations
Risk discount rate:
New business                                                                        7.8          7.55
In force                                                                            8.0           7.7
Pre-tax expected long-term nominal rates of investment return:
UK equities                                                                         8.6           8.1
Overseas equities                                                            8.6 to 9.3   8.1 to 8.75
Property                                                                            7.1           6.4
Gilts                                                                               4.6           4.1
Corporate bonds                                                                     5.3           4.9
Expected long-term rate of inflation                                                3.1           2.9
Post-tax expected long-term nominal rate of return for the
with-profits fund:
Pension business (where no tax applies)                                             7.5           7.1
Life business                                                                       6.6           6.3

US Operations (Jackson National Life)
Risk discount rate:
New business                                                                        7.6           6.9
In force                                                                            6.7           6.1
Expected long-term spread between earned rate and rate credited to                 1.75          1.75
policyholders for single premium deferred annuity business
US 10 year treasury bond rate at end of period                                      4.8           4.4
Pre-tax expected long-term nominal rate of return for US equities                   8.8           8.4
Expected long-term rate of inflation                                                2.5           2.4




Asian Operations

               China     Hong India Indonesia Japan Korea Malaysia Philippines Singapore Taiwan Thailand Vietnam
                         Kong                               (notes                       (notes
                       (notes                               iv, v)                (notes ii, v)
                     iii, iv,                                                     iv, v)
                           v)
                  31   31 Dec    31    31 Dec    31    31   31 Dec      31 Dec    31 Dec 31 Dec   31 Dec  31 Dec
                 Dec            Dec             Dec   Dec
                2006     2006  2006      2006  2006  2006     2006        2006      2006   2006     2006    2006
                   %        %     %         %     %     %        %           %         %      %        %       %
Risk discount
rate:
New business    12.0      6.6  16.5      17.5   5.3   9.5      9.5        16.5       6.9    8.8    13.75    16.5
In force        12.0      6.8  16.5      17.5   5.3   9.5      9.2        16.5       6.9    9.3    13.75    16.5
Expected         4.0     2.25   5.5       6.5   0.0  2.75      3.0         5.5      1.75   2.25     3.75     5.5
long-term rate
of inflation
Government       9.0      4.7  10.5      11.5   2.1   5.0      7.0        10.5       4.5    5.5     7.75    10.5
bond yield
               China     Hong India Indonesia Japan Korea Malaysia Philippines Singapore Taiwan Thailand Vietnam
                         Kong                               (notes                (notes (notes
                       (notes                               iv, v)                iv, v) ii, v)
                     iii, iv,
                           v)
                  31   31 Dec    31    31 Dec    31    31   31 Dec      31 Dec    31 Dec 31 Dec   31 Dec  31 Dec
                 Dec            Dec             Dec   Dec
                2005     2005  2005      2005  2005  2005     2005        2005      2005   2005     2005    2005
                   %        %     %         %     %     %        %           %         %      %        %       %
Risk
discount
rate:
New business    12.0      5.9  16.5      17.5   5.0  10.3      9.4        16.5       6.7    9.0    13.75    16.5
In force        12.0     6.15  16.5      17.5   5.0  10.3      9.0        16.5       6.8    9.4    13.75    16.5
Expected         4.0     2.25   5.5       6.5   0.0  2.75      3.0         5.5      1.75   2.25     3.75     5.5
long-term rate
of inflation
Government       9.0      4.8  10.5      11.5   1.8   5.8      7.0        10.5       4.5    5.5     7.75    10.5
bond yield

                                                                                     Asia total       Asia total
                                                                                    31 Dec 2006      31 Dec 2005
                                                                                              %                %
Weighted risk discount rate (note i)
New business                                                                                9.8              9.8
In force                                                                                    8.8              8.4




Notes

(i) The weighted discount rates for the Asian operations shown above have been determined by weighting each country's discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.


(ii) For traditional business in Taiwan, the economic scenarios used to calculate the 2006 and 2005 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates.


The projections assume that in the average scenario, the current bond yields of around 2 per cent trend towards 5.5 per cent at 31 December 2013 (2005: 2 per cent trend towards 5.5 per cent at 31 December 2012).


In projecting forward the Fund Earned Rate allowance is made for the mix of assets in the fund, future investment strategy, and further market value depreciation of bonds held as a result of assumed future yield increases. These factors, together with the assumption of the phased progression in bond yields give rise to an average assumed Fund Earned Rate that trends from 2.1 per cent for 2006 to 5.7 per cent in 2014. The assumed Fund Earned Rate falls to 1.4 per cent in 2007 and remains below 2.1 per cent for a further five years. This feature is due to the depreciation of bond values as yields rise. Thereafter, the assumed Fund Earned Rate fluctuates around a target of 5.9 per cent. This projection compares with that applied for the 2005 results of a grading from an assumed rate of 2.3 per cent for 2005 to 5.4 per cent for 2013. Consistent with the EEV methodology applied, a constant discount rate has been applied to the projected cashflows.


(iii) The assumptions shown are for US dollar denominated business which comprises the larger proportion of the in-force Hong Kong business.


(iv)    Assumed equity returns

The most significant equity holdings in the Asian operations are in Hong Kong, Singapore and Malaysia. The mean equity return assumptions for those territories at 31 December 2006 were 8.7 per cent (31 December 2005: 8.6 per cent), 9.3 per cent (31 December 2005: 9.3 per cent) and 12.8 per cent (31 December 2005: 12.8 per cent) respectively. To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.


(v) For Singapore, Malaysia, Taiwan and Hong Kong, cash rates are used in setting the risk discount rates.


Stochastic

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.


Details are given below of the key characteristics and calibrations of each model.


UK Insurance Operations

- Interest rates are projected using a two-factor model calibrated to actual market data;


- The risk premium on equity assets is assumed to follow a log-normal distribution;


- The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and


- Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.


The rates to which the model has been calibrated are set out below.


Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.



Standard deviations have been calculated by taking the annualised variance of the returns over all the simulations, taking the square root and averaging over all durations in the projection. For bonds the standard deviations relate to the yields on bonds of the average portfolio duration. For equity and property, they relate to the total return on these assets. The standard deviations applied to both years presented in these statements are as follows:


                                                                      %
Government bond yield                                               2.0
Corporate bond yield                                                5.5
Equities:
UK                                                                 18.0
Overseas                                                           16.0
Property                                                           15.0



Jackson National Life


- Interest rates are projected using a log-normal generator calibrated to actual market data;


- Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and


- Variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 18.6 per cent to 28.1 per cent (2005: 18.6 per cent to 28.1 per cent), depending on risk class, and the volatility of bond funds ranges from 1.4 per cent to 2.0 per cent (2005: 1.4 per cent to 1.8 per cent).


Asian Operations


The same asset return model, as used in the UK, appropriately calibrated, has been used for the Asian operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property is not held as an investment asset.


The stochastic cost of guarantees is only of significance for the Hong Kong, Singapore, Malaysia and Taiwan operations.


The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity returns ranges from 18 per cent to 25 per cent (2005: 18 per cent to 26 per cent), and the volatility of government bond yields ranges from 1.4 per cent to 2.5 per cent (2005: 1.3 per cent to 2.2 per cent).


(3)     Level of encumbered capital


In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models, but when applying the EEV principals Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in the UK and Asia, the capital available in the fund is sufficient to meet the encumbered capital requirements.


The table below summarises the levels of encumbered capital as a percentage of the relevant statutory requirement.

                                   Capital as a percentage of relevant statutory
                                                                     requirement

UK Insurance Operations                                       100% of EU Minimum
Jackson National Life                               235% of Company Action Level
Asian Operations                       100% of Financial Conglomerates Directive
                                                                    requirement






(4)     Margins on new business premiums and contributions

2006                                 New Business         Annual    Present  Pre-Tax New    New Business
                                       Premiums      Premium and   value of     Business       Margin
                                                    Contribution        New
                                                     Equivalents   Business
                                                                   Premiums
                                    Single  Regular        (APE)    (PVNBP) Contribution   (APE)    (PVNBP)
                                       GBPm    GBPm         GBPm       GBPm         GBPm       %          %
UK Insurance Operations               6,991     201          900      7,712          266      30        3.4
Jackson National Life                 5,964      17          614      6,103          259      42        4.2
Asian Operations                      1,072     849          956      5,132          514      54       10.0
Total                                14,027   1,067        2,470     18,947        1,039      42        5.5

2005                                 New Business         Annual    Present  Pre-Tax New    New Business
                                       Premiums      Premium and   value of     Business       Margin
                                                    Contribution        New
                                                     Equivalents   Business
                                                                   Premiums
                                    Single  Regular        (APE)    (PVNBP) Contribution   (APE)    (PVNBP)
                                       GBPm    GBPm         GBPm       GBPm         GBPm       %          %
UK Insurance Operations               7,002     191          892      7,718          243      27        3.1
Jackson National Life                 5,009      14          515      5,135          211      41        4.1
Asian Operations                        837     648          731      4,039          413      56       10.2
Total                                12,848     853        2,138     16,892          867      41        5.1



New business margins are shown on two bases, namely the margins by reference to Annual Premium and Contribution Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.


The table of new business premiums and margins above excludes SAIF DWP rebate premiums. Comparatives for premiums for this business, which were previously included in the totals have been restated.


In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.


New business contributions represent profits determined by applying the economic and non-economic assumptions applying at the end of the reporting period.


(5) Bulk annuity reinsurance from the Scottish Amicable Insurance Fund to Prudential Retirement Income Limited


In June 2006 Prudential Retirement Income Limited (PRIL), a shareholder-backed subsidiary of the Company, entered into a bulk annuity reinsurance arrangement with the Scottish Amicable Insurance Fund (SAIF) for the reinsurance of non-profit immediate pension annuity liabilities with a premium of GBP560m. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this sub-fund and, accordingly, it is not part of covered business for EEV reporting purposes.


Consistent with the transfer from uncovered to covered business and reflecting the transfer of longevity risk, requirement for capital support, and entitlement to surpluses on this block of business from SAIF to Prudential shareholders, the transaction has been accounted for as new business for EEV basis reporting purposes.


(6)     UK restructuring costs


The charge of GBP53m for restructuring costs comprises GBP50m recognised on the IFRS basis and an additional GBP3m recognised on the EEV basis for the shareholders' share of costs incurred by the PAC with-profits sub-fund. The costs relate to the initiative announced in December 2005 for UK Insurance Operations to work more closely with Egg and M&G.


(7)     UK Insurance Operations expense assumptions


The 2005 EEV basis financial statements included note disclosure explaining that in determining the appropriate expense assumptions for 2005 account had been taken of the cost synergies that were expected to arise with some certainty from the initiative announced in December 2005 from UK Insurance Operations working more closely with Egg and M&G. Without this factor there would have been a charge for altered expense assumptions of approximately GBP55m. The half year 2006 EEV basis results were prepared on the same basis.


The initiative was expected to provide annual savings to the cost base of UK Operations in aggregate of GBP40m. In addition, at the interim results stage, it was announced that an end to end review of the UK business, with the aim of reducing the overall cost base was underway. Total UK annual savings, including the GBP40m mentioned above, were noted as being expected to be GBP150m per annum comprising GBP100m for Egg and shareholder-backed business of UK Insurance Operations and GBP50m attaching to the with-profits sub-fund. The savings for the UK Insurance Operations cover both acquisition and renewal activity. Reflecting the underlying trend in unit costs, the interim results announcement noted that the element of the additional savings of GBP110m that relate to long-term business was expected to be neutral in its effect on EEV basis results.


With the agreement to sell Egg Banking Plc, the actions necessary to implement these plans have been reassessed and additional initiatives put in place, as announced on 15 March 2007.


In preparing the 2006 EEV basis results for UK Insurance Operations, account has been taken of the expense savings that are expected to arise from these initiatives. Without this factor the effect on the 2006 results would have been an additional charge of GBP44m for the net effect of revised assumptions in line with 2006 unit costs. The size of this change reflects the lagged effect of the implementation of the previously announced initiatives which have affected run-rate savings as at 31 December 2006 but not translated to the same extent in unit costs over 2006 as a whole.


(8) Cumulative adjustment at 31 December 2006 for Jackson National life (JNL) assets backing surplus and required capital


Previously the valuation placed on the JNL assets backing surplus and required capital reflected the fact that generally they are held for the longer-term and excluded the short-term differences between market value and amortised cost. For the balance sheet at 31 December 2006 and prospectively these short-term value adjustments are incorporated. At 31 December 2006 the balance sheet adjustment, net of related tax is an increase of GBP7m. For 31 December 2005 the adjustment, if it had been booked at that date, was an increase of GBP19m. Future movements for this item, consistent with the basis applied under IFRS for available-for-sale securities, will be booked in the statement of movement in shareholders' capital and reserves.


(9) Taiwan - effect of altered economic assumptions and sensitivity of results to future market conditions


In 2006, as explained in note 2, the expected long-term bond yield has been maintained at 5.5 per cent. However, the date at which the expected long-term yield is projected to be attained has been altered from 31 December 2012, as applied for the 2005 results, to 31 December 2013. This change of assumption together with the associated effect of the resulting change on the economic capital requirement has given rise to a pre-tax charge of GBP101m.


The sensitivity of the embedded value at 31 December 2006 of the Taiwan operation to altered economic assumptions and future market conditions to:


(a) A 1 per cent increase or decrease in the projected long-term bond yield, (including all consequential changes to investment returns for all classes, market values of fixed interest assets and risk discount rates), is GBP107m and GBP(165)m respectively (31 December 2005: GBP106m and GBP(174)m respectively); and


(b) A 1 per cent increase or decrease in the starting bond rate for the progression to the assumed long-term rate is GBP116m and GBP(125)m respectively (31 December 2005: GBP104m and GBP(108)m respectively).


If a delay of a further year to 31 December 2014 for the start and end of the progression period had been assumed in preparing the 2006 results, there would have been an additional charge of GBP(88)m.




INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


CONSOLIDATED INCOME STATEMENT

                                                                        2006     2005

                                                                        GBPm     GBPm

Gross premiums earned                                                16,157   15,225
Outward reinsurance premiums                                           (171)    (197)
Earned premiums, net of reinsurance                                  15,986   15,028
Investment income                                                    17,904   24,013
Other income                                                          2,055    2,084
Total revenue, net of reinsurance (note B)                           35,945   41,125

Benefits and claims and movement in unallocated surplus of          (28,421) (33,100)
with-profits funds

Acquisition costs and other operating expenditure                    (5,243)  (5,552)

Finance costs: interest on core structural borrowings of               (210)    (208)
shareholder-financed operations
Goodwill impairment charge                                                -     (120)
Total charges (note B)                                              (33,874) (38,980)

Profit before tax* (note B)                                           2,071    2,145
Tax attributable to policyholders' returns                             (849)  (1,147)
Profit before tax attributable to shareholders (note C)               1,222      998
Tax expense (note E)                                                 (1,196)  (1,388)
Less: tax attributable to policyholders' returns                        849    1,147
Tax attributable to shareholders' profit (note E)                      (347)    (241)

Profit from continuing operations after tax                             875      757
Discontinued operations (net of tax)                                      -        3
Profit for the year                                                     875      760

Attributable to:
Equity holders of the Company                                           874      748
Minority interests                                                        1       12
Profit for the year                                                     875      760

Earnings per share (in pence)                                           2006     2005

Basic (based on 2,413m and 2,365m shares respectively):
Based on profit from continuing operations attributable to the         36.2p    31.5p
equity holders of the Company (note F)
Based on profit from discontinued operations attributable to the           -     0.1p
equity holders of the Company
                                                                       36.2p    31.6p

Diluted (based on 2,416m and 2,369m shares respectively):
Based on profit from continuing operations attributable to the         36.2p    31.5p
equity holders of the Company
Based on profit from discontinued operations attributable to the           -     0.1p
equity holders of the Company
                                                                       36.2p    31.6p

Dividends per share (in pence)                                          2006     2005
Dividends relating to reporting period:
Interim dividend (2006 and 2005)                                       5.42p    5.30p
Final dividend (2006 and 2005) (note G)                               11.72p   11.02p
Total                                                                 17.14p   16.32p
Dividends declared and paid in reporting period:
Current year interim dividend                                          5.42p    5.30p
Final dividend for prior year                                         11.02p   10.65p
Total                                                                 16.44p   15.95p


* Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.



CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                                               2006
                              Share   Share Retained  Trans-  Avail- Hedging   Share-  Minority  Total
                            capital premium earnings  lation   able- reserve holders' interests equity
                                                     reserve    for-           equity
                                                                sale
                                                              secur-
                                                               ities
                                                             reserve
                               GBPm    GBPm    GBPm     GBPm    GBPm    GBPm     GBPm      GBPm   GBPm
Reserves
Profit for the year                             874                              874         1    875

Items recognised directly
in equity:
Exchange movements                                     (224)                    (224)            (224)
Movement on cash flow                                                     7        7                7
hedges
Unrealised valuation
movements on securities
classified as
available-for-sale:
Unrealised holding losses                                      (210)            (210)            (210)
arising during the year
Less losses included in the                                       7                7                7
income statement
Unrealised investment                                          (203)            (203)            (203)
losses, net
Related change in                                                75               75               75
amortisation of deferred
income and acquisition
costs
Related tax                                             (74)     50      (2)     (26)             (26)
Total items recognised                                 (298)    (78)      5     (371)            (371)
directly in equity
Total income and expense                        874    (298)    (78)      5      503         1    504
for the year
Dividends                                      (399)                            (399)            (399)
Reserve movements in                             15                               15               15
respect of share-based
payments
Change in minority                                                                          43     43
interests arising
principally from purchase
and sale of venture
investment companies and
property partnerships of
the PAC with-profits fund
and of other investment
funds
Acquisition of Egg minority                    (167)                            (167)      (84)  (251)
interests (note J)

Share capital and share
premium
New share capital                 3    333                                       336              336
subscribed (note H)
Transfer to retained                   (75)      75
earnings in respect of
shares issued in lieu of
cash dividends (note H)

Treasury shares
Movement in own shares in                         6                                6                6
respect of share-based
payment plans
Movement in Prudential plc                        0                                0                0
shares purchased by unit
trusts consolidated under
IFRS
Net increase (decrease) in        3    258      404    (298)    (78)      5      294       (40)   254
equity

At beginning of year            119  1,564    3,236     173     105      (3)   5,194       172  5,366
At end of year                  122  1,822    3,640    (125)     27       2    5,488       132  5,620




                                                               2005
                              Share   Share Retained  Trans-  Avail- Hedging   Share-  Minority  Total
                            capital premium earnings  lation   able- reserve holders' interests equity
                                                     reserve    for-           equity
                                                                sale
                                                              secur-
                                                               ities
                                                             reserve
                               GBPm    GBPm     GBPm    GBPm    GBPm    GBPm     GBPm      GBPm   GBPm
Reserves
Profit for the year                             748                              748        12    760

Items recognised directly
in equity:
Exchange movements                                      268                      268              268
Movement on cash flow                                                    (4)      (4)        1     (3)
hedges
Unrealised valuation
movements on securities
classified as
available-for-sale:
Unrealised holding losses                                      (773)            (773)            (773)
arising during the year
Less losses included in the                                      22               22               22
income statement
Unrealised investment                                          (751)            (751)            (751)
losses, net
Related change in                                               307              307              307
amortisation of deferred
income and acquisition
costs
Related tax                                              65     152       1      218              218
Total items recognised                                  333    (292)     (3)      38         1     39
directly in equity
Total income and expense                        748     333    (292)     (3)     786        13    799
for the year
Cumulative effect of                     2     (173)            397              226        (3)   223
changes in accounting
policies on adoption of IAS
32, IAS 39 and IFRS 4, net
of applicable taxes at 1
January 2005 (note M)
Dividends                                      (380)                            (380)            (380)
Reserve movements in                             15                               15        (1)    14
respect of share-based
payments
Change in minority                                                                          26     26
interests arising
principally from purchase
and sale of venture
investment companies and
property partnerships of
the PAC with-profits fund

Share capital and share
premium
New share capital                 0     55                                        55               55
subscribed
Transfer to retained                   (51)      51
earnings in respect of
shares issued in lieu of
cash dividends

Treasury shares
Movement in own shares in                         0                                0                0
respect of share-based
payment plans
Movement in Prudential plc                        3                                3                3
shares purchased by unit
trusts consolidated under
IFRS
Net increase (decrease) in               6      264      333    105      (3)     705        35    740
equity

At beginning of year            119  1,558    2,972    (160)                   4,489       137  4,626
At end of year                  119  1,564    3,236      173    105      (3)   5,194       172  5,366





INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


CONSOLIDATED BALANCE SHEET

                                                                        2006    2005
                                                                               (note
                                                                        GBPm  N) GBPm
Assets

Intangible assets attributable to shareholders:
Goodwill                                                               1,341   1,341
Deferred acquisition costs and acquired in force value of              2,497   2,405
long-term business contracts
                                                                       3,838   3,746

Intangible assets attributable to PAC with-profits fund (note N):
In respect of venture fund investment subsidiaries                       830     679
Deferred acquisition costs                                                31      35
                                                                         861     714
Total                                                                  4,699   4,460

Other non-investment and non-cash assets:
Property, plant and equipment                                          1,133     910
Reinsurers' share of policyholder liabilities                            945   1,278
Deferred tax assets                                                    1,012     755
Current tax recoverable                                                  404     231
Accrued investment income                                              1,900   1,791
Other debtors                                                          1,052   1,305
Total                                                                  6,446   6,270

Investments of long-term business, banking and other operations:
Investment properties                                                 14,491  13,180
Investments accounted for using the equity method                          6       5
Financial investments:
Loans and receivables                                                 11,573  13,245
Equity securities and portfolio holdings in unit trusts               78,892  71,985
Debt securities                                                       81,719  82,471
Other investments                                                      5,401   3,879
Deposits                                                               7,759   7,627
Total                                                                199,841 192,392

Held for sale assets                                                     463     728
Cash and cash equivalents                                              5,071   3,586
Total assets                                                         216,520 207,436

Equity and liabilities

Equity
Shareholders' equity (note H)                                          5,488   5,194
Minority interests                                                       132     172
Total equity                                                           5,620   5,366

Liabilities
Banking customer accounts                                              5,554   5,830
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities                                       123,213 120,436
Investment contract liabilities with discretionary participation      28,733  26,523
features
Investment contract liabilities without discretionary                 13,042  12,026
participation features
Unallocated surplus of with-profits funds                             13,599  11,330

Total                                                                178,587 170,315

Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)                                     1,538   1,646
Other                                                                  1,074   1,093
                                                                       2,612   2,739
Egg subordinated debt                                                    451     451
Total                                                                  3,063   3,190

Other borrowings:
Operational borrowings attributable to shareholder-financed            5,609   6,432
operations (note I)
Borrowings attributable to with-profits funds (note I)                 1,776   1,898

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and             4,232   4,529
repurchase agreements
Net asset value attributable to unit holders of consolidated unit      2,476     965
trusts and similar funds
Current tax liabilities                                                1,303     962
Deferred tax liabilities                                               3,882   3,077
Accruals and deferred income                                             517     506
Other creditors                                                        1,398   1,478
Provisions                                                               464     972
Other liabilities                                                      1,652   1,770
Held for sale liabilities                                                387     146
Total                                                                 16,311  14,405
Total liabilities                                                    210,900 202,070
Total equity and liabilities                                         216,520 207,436





CONSOLIDATED CASH FLOW STATEMENT

                                                                       2006     2005

                                                                       GBPm     GBPm
Cash flows from operating activities

Profit before tax (note i)                                           2,071    2,145
Changes in operating assets and liabilities:
Investments                                                        (13,748) (21,462)
Banking customer accounts                                             (276)    (861)
Other non-investment and non-cash assets                              (232)    (957)
Policyholder liabilities (including unallocated surplus)            13,540   21,113
Other liabilities (including operational borrowings)                 1,136      180
Interest income and expense and dividend income included in profit (10,056)  (8,410)
before tax
Other non-cash items                                                   198        0
Operating cash items:
Interest receipts                                                    6,466    5,946
Dividend receipts                                                    3,633    2,680
Tax paid                                                              (523)    (573)
Net cash flows from operating activities                             2,209     (199)
Cash flows from investing activities
Purchases of property, plant and equipment                            (174)    (160)
Proceeds from disposal of property, plant and equipment                 34        6
Costs incurred on purchase of Egg minority interests                    (6)       -
Acquisition of subsidiaries, net of cash balances (note ii)            (70)     (68)
Disposal of subsidiaries, net of cash balances (note ii)               114      252
Net cash flows from investing activities                              (102)      30
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (note iii):
Issue                                                                   -       168
Redemption                                                              (1)    (308)
Interest paid                                                         (204)    (204)
With-profits operations (note iv):
Interest paid                                                           (9)      (9)
Equity capital (note v):
Issues of ordinary share capital                                        15        3
Dividends paid to shareholders                                        (323)    (328)
Net cash flows from financing activities                              (522)    (678)

Net increase (decrease) in cash and cash equivalents                 1,585     (847)
Cash and cash equivalents at beginning of year                       3,586    4,341
Effect of exchange rate changes on cash and cash equivalents          (100)      92
Cash and cash equivalents at end of year (note vi)                   5,071    3,586


Notes

(i) Profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.


(ii) Acquisitions and disposals of subsidiaries shown above include venture investment subsidiaries of the PAC with-profits fund as shown in note J. In 2005, this also includes the purchase of Life Insurance Company of Georgia.

(iii) Structural borrowings of shareholder-financed operations consist of the core debt of the parent company and related finance subsidiaries, Jackson National Life surplus notes and Egg subordinated debt. Core debt excludes borrowings to support short-term fixed income securities programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.


(iv) Structural borrowings of with-profits operations relate solely to the GBP100m 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture investment subsidiaries, are included within cash flows from operating activities.

(v) Cash movements in respect of equity capital exclude scrip dividends and share capital issued in respect of the acquisition of Egg minority interests.


(vi) Of the cash and cash  equivalents  amounts  reported above,  GBP437m (2005:
GBP263m) represents cash and cash equivalents of the parent company and related finance subsidiaries.







INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS


NOTES ON THE STATUTORY IFRS BASIS RESULTS


A    Basis of preparation and audit status


The statutory basis results included in this announcement have been extracted from the audited financial statements of the Group for the year ended 31
December 2006. These statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) as required by EU law (IAS Regulation EC1606/2002).


The auditors have reported on the 2006 statutory accounts. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2006 or 2005 but is derived from those accounts. The auditors' report was (i) unqualified, (ii) did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237
(2) or (3) of the Companies Act 1985.


In 2005, the Group adopted the amendments to IAS 39, 'The Fair Value Option' and IAS 19, 'Employee Benefits' (as amended in 2004). These amendments were mandatory for accounting periods beginning on or after 1 January 2006.


There are no other new or revised accounting standards and interpretations issued by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, effective in 2006, that have an impact on the results of the Group.


The following amendments and interpretations to published standards were mandatory for accounting periods beginning on or after 1 January 2006 and are relevant to the Group's operations but their adoption did not have an impact on the Group's results:


(i) Amendment to IAS 39, 'Cash Flow Hedge Accounting of Forecast Intra-group Transactions'.

(ii) Amendment to IAS 39 and IFRS 4, 'Financial Guarantee Contracts'.

(iii) Amendments to IAS 21, 'Net Investment in a foreign operation'.



B    Segment disclosure

                                                                     2006         2005
                                                                     GBPm         GBPm
Revenue
Long-term business                                                34,197       39,296
Banking                                                              914        1,115
Broker-dealer and fund management                                  1,080          895
Unallocated corporate                                                 38           98
Intra-group revenue eliminated on consolidation                     (284)        (279)
Total revenue, net of reinsurance, per income statement           35,945       41,125

Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Long-term business, including post-tax transfers to unallocated  (32,162)     (36,997)
surplus of with-profits funds
Banking                                                           (1,064)      (1,071)
Broker-dealer and fund management                                   (797)        (741)
Unallocated corporate                                               (135)        (450)
Intra-group charges eliminated on consolidation                      284          279
Total charges per income statement                               (33,874)     (38,980)


Segment results - revenue less charges (continuing operations)
Long-term business                                                2,035        2,299
Banking*                                                           (150)          44
Broker-dealer and fund management                                   283          154
Unallocated corporate                                               (97)        (352)

Profit before tax**                                               2,071        2,145
Tax attributable to policyholders' returns                         (849)      (1,147)
Profit before tax attributable to shareholders                    1,222          998
Tax attributable to shareholders' profits                          (347)        (241)
Profit from continuing operations after tax                         875          757

Segment results - discontinued operations (net of tax)
Banking                                                               -            3
Profit for the year                                                 875          760


* The segment result for banking represents the operating profit based on longer-term investment returns net of restructuring costs, and short-term fluctuations in investment returns.


** Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.



C    Supplementary analysis of profit from continuing operations before tax attributable to shareholders

                                                                     2006     2005
Results analysis by business area                                    GBPm     GBPm
UK Operations
UK Insurance Operations (note D)                                     500      400
M&G                                                                  204      163
Egg                                                                 (145)      44
Total                                                                559      607
US Operations
Jackson National Life (note D)                                       398      348
Broker-dealer and fund management                                     18       24
Curian                                                                (8)     (10)
Total                                                                408      362
Asian Operations
Long-term business (note D)                                          189      195
Fund management                                                       50       12
Development expenses                                                 (15)     (20)
Total                                                                224      187
Other Income and Expenditure
Investment return and other income                                    58       87
Interest payable on core structural borrowings                      (177)    (175)
Corporate expenditure:
Group Head Office                                                    (83)     (70)
Asia Regional Head Office                                            (36)     (30)
Charge for share-based payments for Prudential schemes               (10)     (11)
Total                                                               (248)    (199)
UK restructuring costs (note L)                                      (50)       -
Operating profit from continuing operations based on longer-term     893      957
investment returns
Goodwill impairment charge (note i)                                    -     (120)
Short-term fluctuations in investment returns on                     162      211
shareholder-backed business (note ii)
Shareholders' share of actuarial and other gains and losses on       167      (50)
defined benefit pension schemes (note iii)
Profit from continuing operations before tax attributable to       1,222      998
shareholders






Notes

(i) Goodwill impairment charge


The charge for goodwill impairment in 2005 relates to the Japanese life business.


(ii)  Short-term   fluctuations  in  investment  returns  on  shareholder-backed business

                                                                   2006       2005
                                                                   GBPm       GBPm
US Operations:
Movement in market value of derivatives used for economic           34        122
hedging purposes
Actual less longer-term investment returns for other items          20         56
Asian Operations                                                   134         32
Other Operations                                                   (26)         1
                                                                   162        211


(iii)   Actuarial and other gains and losses on defined benefit pension schemes

                                                                   2006       2005
                                                                   GBPm       GBPm
Actuarial gains and losses
Actual less expected return on scheme assets                       156        544
Experience gains on liabilities                                     18          1
Gains (losses) on changes of assumptions for scheme                311       (489)
liabilities*
                                                                   485         56
Less: amount attributable to the PAC with-profits fund            (318)       (58)
                                                                   167         (2)
Non-recurrent credit (charge)
Shareholders' share of credit arising from reduction in              -         35
assumed level of future discretionary increases for pensions in payment of the Prudential Staff Pension Scheme to 2.5%
Loss on re-estimation of shareholders' share of deficit on the       -        (63)
Prudential Staff Pension Scheme at 31 December 2005 to 30%
Effect of strengthening in actuarial provisions for increase         -        (20)
in ongoing contributions for future service of active scheme members
                                                                     -        (48)
                                                                   167        (50)


* The gains and losses on changes of assumptions for scheme liabilities primarily reflect movements in yields on good quality corporate bonds. These yields are used to discount the projected pension scheme benefit payments.


The discount rates applied for the Group's UK defined benefit schemes, and reflected in the gains and losses shown above, are as follows:


31 December 2006     5.2%

31 December 2005     4.8%



D Effect of changes in assumptions, estimates and bases used to measure insurance assets and liabilities

(a) UK Insurance Operations

2006

In 2006, the FSA made regulatory changes for UK regulated non-participating business. These changes were proposed in the consultative paper CP 06/16 and confirmed in December 2006 policy statement PS 06/14.

The changes to the FSA rules allow insurance technical provisions to incorporate more economic realism. In particular this is achieved by;


- Setting technical provisions for expenses not directly attributable to one particular contract at a homogenous risk level and not, as previously, at an individual contract level for all non-profit business.

- Recognising the economic effect of making a prudent lapse rate assumption. Previously, no lapses were assumed.


The effect of this change is accounted for as a change in estimate and there is a consequent increase in operating profit based on longer-term investment returns of GBP46m.


In addition, a charge of GBP4m was recognised in 2006 for the effect of change of assumption for renewal and termination expenses mainly in respect of PAC.




2005

For shareholder-backed non-participating business a number of changes of assumptions were made in 2005. Taken together these changes had the effect of reducing operating profit based on longer-term investment returns before shareholder tax by GBP36m with a consequent increase in liabilities.


(b) US Operations

2006

Several assumptions were modified in 2006 to conform to more recent experience resulting in a net decrease of GBP7m. These changes included revisions to the assumption regarding utilisation of free partial withdrawal options, resulting in a decrease in deferred acquisition costs of GBP12m. Other smaller changes included changes relating to lapse rates, mortality rates and other assumptions, which resulted in an increase of GBP6m in deferred acquisition costs.


2005

Several assumptions were modified in 2005 to conform to more recent experience resulting in a net decrease to pre-tax profits of GBP7m. The most significant changes included a write-down of deferred acquisition costs of GBP21m for Single Premium Deferred Annuities, partial withdrawal changes and a Universal Life SOP 03-1, 'Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts' reserve increase of GBP13m due to increasing the mortality assumption. Other smaller changes included changes relating to Single Premium Whole Life surrenders and annuity mortality and annuitisation rates, which resulted in a GBP19m benefit on adjusting amortisation of deferred acquisition costs.


(c) Asian Operations


2006

There are no changes of assumptions that had a material impact on the 2006 results of Asian operations.

2005

The 2005 results for Asian operations were affected in two significant ways for changes of basis or assumption.


For the Singapore life business, the adoption of the Singapore risk-based capital framework in 2005 resulted in a change of estimate and reduction in the liability of GBP73m.


The second item reflects the application of liability adequacy testing for the Taiwan life business which resulted in a write-off of deferred acquisition costs of GBP21m in 2005.


E    Tax charge


The total tax charge of GBP1,196m for 2006 (2005: GBP1,388m) comprises GBP653m (2005: GBP1,119m) UK tax and GBP543m (2005: GBP269m) overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of GBP347m for 2006 (2005: GBP241m) comprises GBP97m (2005: GBP(21)m) UK tax and GBP250m (2005: GBP262m) overseas tax.



F Supplementary analysis of earnings per share from continuing operations


                                                                    2006      2005
                                                                    GBPm      GBPm

Operating profit based on longer-term investment returns           26.4p     32.2p
after related tax and minority interests
Adjustment for goodwill impairment charge                              -    (5.1)p
Adjustment from post-tax longer-term investment returns to          5.0p      5.9p
post-tax actual investment returns (after related minority
interests)
Adjustment for post-tax shareholders' share of actuarial and        4.8p    (1.5)p
other gains and losses on defined benefit pension schemes
Based on profit from continuing operations after tax and           36.2p     31.5p
minority interests



G Dividend


A final dividend of 11.72p per share was proposed by the directors on 14 March 2007. This dividend will absorb an estimated GBP287m of shareholders' funds. Subject to shareholder approval, the dividend will be paid on 22 May 2007 to shareholders on the register at the close of business on 13 April 2007. A scrip dividend alternative will be offered to shareholders.



H Shareholders' equity

                                                                    2006      2005
                                                                    GBPm      GBPm

Share capital                                                        122       119
Share premium                                                      1,822     1,564
Reserves                                                           3,544     3,511
Total                                                              5,488     5,194




I Other borrowings


                                                                    2006      2005
                                                                    GBPm      GBPm

Operational borrowings attributable to shareholder-financed
operations
Borrowings in respect of short-term fixed income securities        2,032     1,472
programmes
Non-recourse borrowings of investment subsidiaries managed           743     1,085
by PPM America
Borrowings in respect of banking operations                        2,819     3,856
Other borrowings                                                      15        19
Total                                                              5,609     6,432

Borrowings attributable to with-profits funds
Non-recourse borrowings of venture fund investment                   926       988
subsidiaries of the PAC with-profits fund
Structural borrowings (subordinated debt of a subsidiary of          100       100
the Scottish Amicable Insurance Fund)
Other borrowings (predominantly external funding of                  750       810
consolidated investment vehicles)
Total                                                              1,776     1,898




J Acquisitions and disposals


(i) Shareholder acquisitions and disposals

In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. The whole of the minority interests were acquired in the first half of 2006. Under the terms of the offer, Egg shareholders received
0.2237 new ordinary shares in the Company for each Egg share resulting in the issue of 41.6m new shares in the Company.


The Company accounted for the purchase of minority interests using the economic entity method. Accordingly, GBP167m has been charged to retained earnings representing the difference between the consideration paid (including expenses) of GBP251m and the share of net assets acquired of GBP84m.


On 29 January 2007, Prudential announced that it had reached agreement with Citi to sell Egg for GBP575m in cash, subject to adjustments to reflect any change in net asset value between 31 December 2006 and completion. The transaction is subject to regulatory approval and is expected to complete by the end of April 2007.


(ii)  PAC  with-profits   fund   acquisitions  and  disposals  of  venture  fund
investments subsidiaries

In 2006 the PAC with-profits fund acquired three new venture capital holdings through PPM Capital in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the Prudential Staff Pension Scheme. These acquisitions were for:


- 53 per cent of the voting equity interests of Histoire D'or, a jewellery retail company, in April 2006;


- 51 per cent of the voting equity interests of Azzuri Communications, a business IT services company, in June 2006: and


- 60 per cent of the voting equity interests of Paramount plc, a restaurant company, in September 2006.


The results of the aggregated venture acquisitions in 2006 have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition and contributed a loss of GBP7.7m within the income statement, which is also reflected as part of the movement in unallocated surplus of the with-profits fund.



The table below identifies the net assets of these acquisitions and minor business purchases by existing venture holdings. This reconciles the net assets to the consideration paid


                                                               Fair value on
                                                                 acquisition
                                                                        GBPm

Cash and cash equivalents                                                18
Other current assets                                                     31
Property, plant and equipment                                            45
Intangible assets other than goodwill                                   139
Other non-current assets                                                100
Less liabilities, including current liabilities and                    (581)
borrowings
Net assets acquired                                                    (248)
Goodwill                                                                336
Cash consideration                                                       88



Aggregate goodwill of GBP336m has been recognised for the excess of the cost over the Group's interest in the net fair value of entities' assets.


In 2006, Upperpoint Distribution Limited, Taverner Hotel Group Pty Ltd, Orefi, Aperio Group Pty Ltd and BST Safety Textiles Luxemborg S.a.r.l., all venture subsidiaries of the PAC with-profits fund, were disposed of for cash consideration of GBP133m. Goodwill of GBP46m and cash and cash equivalents of GBP19m were disposed of. In addition, one venture subsidiary was classified as held for sale at 31 December 2006.


K Bulk annuity reinsurance from the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Limited (PRIL)


In June 2006, PRIL, a shareholder-backed subsidiary of the Group, entered into a bulk annuity reinsurance arrangement with SAIF for the reinsurance of non-profit immediate pension annuity liabilities with a premium of GBP560m. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund, established by a Court approved Scheme of Arrangement in 1997, which is solely for the benefit of SAIF policyholders. As explained in the notes to the tables for the supplementary transaction measure of new business, the economic substance of the arrangement is a transfer of risks and rewards attaching to this business from SAIF policyholders to Prudential shareholders. Accordingly, for the purpose of those tables the reinsurance transaction has been recorded as 'new business'. For Group reporting purposes the amounts recorded by SAIF and PRIL for the premium are eliminated on consolidation.


L UK restructuring costs


In December 2005, the Group announced an initiative for UK Insurance Operations to work more closely with Egg and M&G and in the process facilitate the realisation of substantial annualised pre-tax cost savings and opportunities for revenue synergies. The one-off restructuring cost of achieving the savings was estimated to be GBP50m.


In the first half of 2006 the level of current and projected restructuring activity increased as a result of an end to end review of the UK business, that was aimed at reducing the overall cost base. The total cost of implementing this and the previously announced restructuring (as noted above) was estimated at GBP110m to be incurred in 2006 and 2007, of which GBP70m was anticipated to be borne by the shareholder-backed UK Insurance Operations and Egg and GBP40m by the PAC with-profits fund.


As at 31 December 2006, GBP50m of cost attributable to shareholder-backed operations had been incurred.


UK restructuring costs have been incurred as follows:

                                                                     GBPm
UK Insurance Operations                                                31
M&G                                                                     2
Egg                                                                    12
Unallocated corporate                                                   5
                                                                       50



M Effect of adoption of IAS 32, IAS 39, and IFRS 4


The impact on total equity of adopting IAS 32, IAS 39 and IFRS 4 at 1 January 2005 was as follows:

                                                      Shareholders'  Minority     Total
                                                             equity interests    equity
                                                               GBPm      GBPm      GBPm
Changes on adoption of IAS 32, IAS 39 and IFRS 4
relating to:
UK Insurance Operations (note i)                               (22)                (22)
Jackson National Life (note ii)                                273                 273
Banking and non-insurance operations (note iii)                (25)       (3)      (28)
Total                                                          226        (3)      223


Notes

The changes shown above reflect the impact of re-measurement for :


(i) UK Insurance Operations

The reduction in shareholders' equity of GBP22m includes GBP20m relating to certain unit-linked and similar contracts that do not contain significant insurance risk and are therefore categorised as investment contracts under IFRS 4.


(ii) Jackson National Life

Under IAS 39, JNL's debt securities and derivative financial instruments are re-measured to fair value from the lower of amortised cost and, if relevant, impaired value. Fair value movements on debt securities, net of shadow changes to deferred acquisition costs and related deferred tax, are recognised directly in equity. Fair value movements on derivatives are recorded in the income statement.


(iii) Banking and non-insurance operations

Under IAS 39, for Egg, changes to opening equity at 1 January 2005 arise from altered policies for effective interest rate on credit card receivables, impairment losses on loans and advances, fair value adjustments on wholesale financial instruments and embedded derivatives in equity savings products. The net effect on shareholders' equity of these changes, after tax, is a deduction of GBP15m. A further GBP10m reduction in equity arises on fair valuation of certain centrally held financial instruments and derivatives.


N 2005 comparative balance sheet


Minor presentational adjustments have been made for refinements to the acquisition accounting for intangible assets of venture investment subsidiaries of the PAC with-profits fund. These adjustments affect the carrying value of goodwill and other intangible assets, with minor consequential effects on some other balance sheet categories. Shareholders' profit and equity are unaffected by these adjustments.


O Sensitivity of IFRS basis results for Taiwan life business to economic assumptions and market conditions


The in-force business of the Taiwan life operation includes traditional whole of life policies where the premium rates have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of 8 per cent to current levels of around 2 per cent. The current low level of bond rates in Taiwan gives rise to a negative spread against the majority of these policies. The current cash costs of funding in force negative spread in Taiwan is around GBP40m a year.


The profits attaching to these contracts are particularly affected by the rates of return earned, and estimated to be earned, on the assets held to cover liabilities and on future investment income and contract cash flows. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.


The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending period. For 2005, it was projected that rates of return for Taiwanese bond yields would trend from the then current levels of some 2 per cent to 5.5 per cent by 31 December 2012. For 2006, it has been assumed that the long-term bond rate will be attained one year later, i.e. by 31 December 2013.


The liability adequacy test results are sensitive to the attainment of the trended rates during the trending period. Based on the current asset mix, margins in other contracts that are used in the assessment of the liability adequacy tests, and currently assumed future rates of return, if interest rates were to remain at current levels in 2007, and the target date for attainment of the long-term bond yield deferred to 31 December 2014, the premium reserve, net of deferred acquisition costs, would be broadly sufficient. If interest rates were to remain at current levels in 2008 with a further one year delay in the progression period then some level of write-off of deferred acquisition costs may be necessary. However, the amount of the charge based on current in-force business which is estimated at between GBP70m and GBP90m, is sensitive for the previously mentioned variables.


Furthermore, the actual amount of any write-off would be affected by the impact of new business written between 31 December 2006 and the future reporting dates to the extent that the business is taken into account as part of the liability adequacy testing calculations for the portfolio of contracts.


The adequacy of the liability is also sensitive to the level of the projected long-term rate. The current long-term assumption of 5.5 per cent has been determined on a prudent best estimate basis by reference to detailed assessments of the financial dynamics of the Taiwanese economy. In the event that the rate applied was altered the carrying value of the deferred acquisition costs and policyholder liabilities would be potentially affected.


At 31 December 2006, if the assumed long-term bond yield applied had been reduced by 0.5 per cent from 5.5 per cent to 5.0 per cent and continued to apply the same progression period to 31 December 2013, by assuming bond yields increase from current levels in equal annual instalments to the long-term rate, the premium reserve, net of deferred acquisition costs, would have been insufficient and there would have been a charge of some GBP60m to the income statement. The impact of reducing the long-term rate by a further 0.5 per cent to 4.5 per cent would have increased this charge by some GBP160m. The primary reason for the lower level of charge for the initial 0.5 per cent reduction is the current level of margins in the liability adequacy calculation. The effects of additional 0.5 per cent reductions in the assumed long-term rate below 4.5 per cent would be of a similar or slightly higher level to the GBP160m noted previously.


The effects of changes in any one year reflect the combination of the short-term and long-term factors described above.


P Inherited Estate of the PAC long-term fund


The assets of the main with-profits fund within the long-term fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the 'inherited estate' and has accumulated over many years from various sources.


The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.


PAC believes that it would be beneficial if there were greater clarity as to the status of the Inherited Estate. As a result, PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the Inherited Estate. As part of this process a Policyholder Advocate has been nominated to represent policyholders' interests. This nomination does not mean that a reattribution will occur.


Given the size of the Group's with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.














                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 March 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn,
                                              Director of Public Relations,